QuickLinks -- Click here to rapidly navigate through this document

Filed Pursuant to General Instruction II.L. of Form F-10
File No. 333-203423

PROSPECTUS SUPPLEMENT
(To a Short Form Base Shelf Prospectus Dated June 26, 2013, as amended by Amendment No. 1 dated November 29, 2013, Amendment No. 2 dated August 28, 2014 and Amendment No. 3 dated April 15, 2015)

New Issue	April 21, 2015

BROOKFIELD ASSET MANAGEMENT INC.

US$1,000,160,000

17,860,000 Class A Limited Voting Shares

         This offering (the "Offering") of Class A Limited Voting Shares ("Class A Shares") of Brookfield Asset Management Inc. ("Brookfield" or the "Company") consists of 17,860,000 Class A Shares (collectively, with the Class A Shares issuable upon exercise of the Over-Allotment Option (as defined below), the "Offered Shares") at a price of US$56.00 per Offered Share (the "Offering Price"). The first cash dividend in which the purchasers of Class A Shares will be entitled to participate, if they continue to own the Class A Shares, will be for the second quarter of 2015, expected to be payable on or about June 30, 2015 to shareholders of record on or about May 29, 2015. Purchasers of Class A Shares will be entitled to participate in the dividend of Class A Shares to be made in connection with our previously announced three-for-two stock split (as defined below) if they are holders of record of Class A Shares at the close of business on May 5, 2015.

         Concurrent with the closing of this Offering, current officers, directors and shareholders at the Company, including Partners Value Fund Inc. ("PVF"), and entities controlled by them (the "Private Placees"), will, pursuant to an exemption from the Canadian and U.S. prospectus and registration requirements (the "Concurrent Private Placement"), purchase an aggregate of 1,395,089 Class A Shares at US$53.76 per Class A Share, representing the Offering Price per Class A Share net of underwriting commissions payable by the Company. See "Concurrent Private Placement".

Price: US$56.00 per Class A Share

	Price to Public(1)	Underwriters' Fee(2)	Net Proceeds to the Company(3)
Per Offered Share	US$56.00	US$2.24	US$53.76
Total(4)	US$1,000,160,000	US$40,006,400	US$960,153,600
(1)
The Offering Price was determined by negotiation between the Company and the Underwriters.

(2)
Pursuant to the terms of the Underwriting Agreement, the Company has agreed to pay the Underwriters a cash fee of US$40,006,400 (the "Underwriters' Fee"), representing 4% of the gross proceeds of the Offering. See "Underwriting".

(3)
After deducting the Underwriters' Fee, but before deducting expenses of the Offering estimated to be US$1 million which, together with the Underwriters' Fee, will be paid by the Company.

(4)
The Company has granted the Underwriters an option (the "Over-Allotment Option"), exercisable in whole or in part, in the sole discretion of the Underwriters for a period of 30 days from the Closing Date (as defined herein), to purchase up to an aggregate of 2,679,000 additional Class A Shares (the "Over-Allotment Shares") on the same terms as set forth above solely to cover over-allotments, if any (subject to adjustment for the three-for-two stock split) and for market stabilization purposes. A purchaser who acquires Class A Shares forming part of the Underwriters' over-allotment position acquires those securities under this prospectus supplement, regardless of whether the over-allotment position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. If the Over-Allotment Option is exercised in full, the total price to the public will be US$1,150,184,000, the total Underwriters' Fee will be US$46,007,360 and net proceeds to the Company (before deducting the expenses of the Offering) will be US$1,104,176,640. This short form prospectus qualifies the grant of the Over-allotment Option and distribution of the Over-Allotment Shares upon exercise of the Over-Allotment Option. See "Underwriting".

         The outstanding Class A Shares are listed and quoted for trading on the Toronto Stock Exchange (the "TSX") under the symbol "BAM.A", on the New York Stock Exchange ("NYSE") under the symbol "BAM" and on the NYSE Euronext under the symbol "BAMA". On April 20, 2015 (the day of announcement of the Offering), the closing prices of the Class A Shares on the TSX and the NYSE were Cdn$70.59 and US$57.84, respectively. The Company has applied to list the Offered Shares on the TSX and the NYSE. The listing of the Offered Shares on the TSX and the NYSE will be subject to the Company fulfilling all the listing requirements of the TSX and the NYSE, respectively.

         The Offered Shares are being offered pursuant to an underwriting agreement dated April 21, 2015 (the "Underwriting Agreement") between the Company and CIBC World Markets Inc., RBC Dominion Securities Inc., Citigroup Global Markets Canada Inc., Deutsche Bank Securities Inc., Barclays Capital Canada Inc., Credit Suisse Securities (Canada), Inc., HSBC Securities (Canada) Inc., Scotia Capital Inc., TD Securities Inc., BMO Nesbitt Burns Inc., J.P. Morgan Securities Canada Inc., Merrill Lynch Canada Inc., National Bank Financial Inc., Desjardins Securities Inc. and Raymond James Ltd. (collectively, the "Underwriters"). Deutsche Bank Securities Inc. is not registered to sell securities in any Canadian jurisdiction and, accordingly, will only sell the Offered Shares outside Canada.

         The following table sets out the number of additional Class A Shares that may be issued by the Company to the Underwriters pursuant to the Over-Allotment Option:

Underwriters' Position	Maximum Size or Number of Securities Available	Exercise Period	Exercise Price
Over-Allotment Option	2,679,000 Class A Shares(1)	For a period of 30 days from the Closing Date	US$56.00(1)
(1)
Subject to adjustment for the three-for-two stock split. In the event the Over-Allotment Option is exercised for settlement on or after the trading effectiveness of the three-for-two stock split such that the exercise of the option will be settled in "post-split" shares, the maximum number of Option Shares available pursuant to the option will be 4,018,500 Class A Shares and the Offering Price per Class A Share will be US$37.33.

         The Underwriters, as principals, conditionally offer the Offered Shares, subject to prior sale, if, as and when issued by the Company and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Underwriting". In connection with this Offering, and subject to applicable laws, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Class A Shares at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time. In certain circumstances, the Underwriters may offer the Class A Shares at a price lower than the Offering Price in this prospectus supplement. See "Underwriting".

         The Offering Price will be payable in U.S. dollars. All of the proceeds of this Offering will be paid to us by the Underwriters in U.S. dollars.

         You should carefully review and evaluate certain risk factors before purchasing the Offered Shares. See the risk factors identified under the heading "Risk Factors" in this Prospectus and in the documents incorporated by reference in this Prospectus.

         Subscriptions for the Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the closing of this distribution will take place on April 27, 2015 or on such other date as the Company and the Underwriters may agree, but not later than April 30, 2015 (the "Closing Date"). On the Closing Date, one or more book entry only certificates representing the Offered Shares will be issued in registered form only to CDS Clearing and Depository Services Inc. ("CDS") or its nominee and will be deposited with CDS. Purchasers of the Offered Shares will receive only a customer confirmation from the registered dealer who is a CDS participant and from or through whom the Offered Shares are purchased. See "Underwriting".

         The Company's head and registered office is at Brookfield Place, 181 Bay Street, Suite 300, P.O. Box 762, Toronto, Ontario M5J 2T3.

         This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus supplement and the accompanying base shelf prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements included or incorporated herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"), and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of U.S. companies.

         Prospective investors should be aware that the acquisition of the Offered Shares may have tax consequences both in the United States and in Canada. Such consequences for investors who are residents in, or citizens of, the United States may not be described fully in this prospectus supplement and the accompanying base shelf prospectus. Prospective investors should consult their own tax advisors with respect to their particular circumstances. Prospective investors should read the tax discussion beginning on page S-7.

         The enforcement by investors of civil liabilities under the U.S. federal securities laws may be affected adversely by the fact that we are incorporated under the laws of the Province of Ontario, that some or all of our officers and directors may be residents of Canada, that some or all of the experts named in this prospectus supplement and the accompanying base shelf prospectus may be residents of Canada and that all or a substantial portion of our assets and such persons may be located outside the United States.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), ANY STATE SECURITIES COMMISSION OR ANY CANADIAN SECURITIES REGULATORY AUTHORITY, NOR HAS THE SEC, ANY STATE SECURITIES COMMISSION OR ANY CANADIAN SECURITIES REGULATORY AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Joint Book-Running Managers

Citi	Deutsche Bank	CIBC	RBC Capital Markets

Page
DOCUMENTS INCORPORATED BY REFERENCE	S-1
SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION	S-2
PRESENTATION OF FINANCIAL INFORMATION	S-3
THE COMPANY	S-3
RECENT DEVELOPMENTS	S-3
RISK FACTORS	S-4
USE OF PROCEEDS	S-4
CONSOLIDATED CAPITALIZATION	S-5
TRADING PRICE AND VOLUME OF THE SECURITIES OF THE COMPANY	S-5
DESCRIPTION OF THE CLASS A SHARES	S-6
CONCURRENT PRIVATE PLACEMENT	S-7
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	S-7
UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS FOR U.S. HOLDERS	S-10
UNDERWRITING	S-14
PRIOR SALES	S-19
LEGAL MATTERS	S-19
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	S-19
Base Shelf Prospectus
DOCUMENTS INCORPORATED BY REFERENCE	1
AVAILABLE INFORMATION	2
SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION	3
THE COMPANY	4
USE OF PROCEEDS	4
DESCRIPTION OF CAPITAL STRUCTURE	4
DESCRIPTION OF THE PREFERENCE SHARES	4
DESCRIPTION OF THE CLASS A LIMITED VOTING SHARES	5
DESCRIPTION OF DEBT SECURITIES	6
PLAN OF DISTRIBUTION	14
RISK FACTORS	15
EXEMPTIVE RELIEF	16
LEGAL MATTERS	17
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT	17
STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION	17
CERTIFICATE OF THE COMPANY	C-1
Amendment No. 1 dated November 29, 2013 to the Base Shelf Prospectus
AGENT FOR SERVICE FOR PROCESS	2
STATUTORY AND CONTRACTUAL RIGHTS OF WITHDRAWAL AND RESCISSION	2
CERTIFICATE OF THE COMPANY	C-1
Amendment No. 2 dated August 28, 2014 to the Base Shelf Prospectus
STATUTORY AND CONTRACTUAL RIGHTS OF WITHDRAWAL AND RESCISSION	2
CERTIFICATE OF THE COMPANY	C-1
Amendment No. 3 dated April 15, 2015 to the Base Shelf Prospectus
STATUTORY AND CONTRACTUAL RIGHTS OF WITHDRAWAL AND RESCISSION	2
CERTIFICATE OF THE COMPANY	C-1

You should rely only on the information contained in or incorporated by reference in this prospectus supplement (the "prospectus supplement") and the accompanying base shelf prospectus dated June 26, 2013, as amended by Amendment No. 1 dated November 29, 2013, Amendment No. 2 dated August 28, 2014 and Amendment No. 3 dated April 15, 2015 (the "base shelf prospectus"). We have not authorized anyone to provide you with information that is different. You should not assume that the information contained in this prospectus supplement or the accompanying base shelf prospectus is accurate as of any date other than the date on the front of this prospectus supplement. This document may only be used where it is legal to sell the Offered Shares.

 IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND
THE ACCOMPANYING SHORT FORM BASE SHELF PROSPECTUS

        This document is in two parts. The first is this prospectus supplement, which describes the specific terms of the Class A Shares. The second part, the accompanying base shelf prospectus and the amendments thereto, gives more general information, some of which may not apply to the Class A Shares. Generally, the term "Prospectus" refers to both parts combined.

        As used in this prospectus supplement, unless the context otherwise indicates, references to "we", "us", "our" and the "Company" refer to Brookfield Asset Management Inc. and references to "Brookfield" refer to the Company and its direct and indirect subsidiaries.

        If the description of the Class A Shares varies between this prospectus supplement and the accompanying base shelf prospectus, you should rely on the information in this prospectus supplement.

DOCUMENTS INCORPORATED BY REFERENCE

        This prospectus supplement is deemed to be incorporated by reference in the accompanying base shelf prospectus solely for the purpose of the Class A Shares offered hereunder.

        The following documents, filed with the securities regulatory authorities in each of the provinces and territories of Canada and filed with, or furnished to, the SEC, are specifically incorporated by reference in, and form an integral part of, this Prospectus:

  (a)
  our annual information form for the financial year ended December 31, 2014, dated March 31, 2015;

  (b)
  our audited comparative consolidated financial statements and the notes thereto for the fiscal year ended December 31, 2014, together with the accompanying auditor's report thereon;

  (c)
  the management's discussion and analysis for the audited comparative consolidated financial statements referred to in paragraph (b) above;

  (d)
  our management information circular, dated March 20, 2015; and

  (e)
  the template version (as defined in National Instrument 41-101 — General Prospectus Requirements ("NI 41-101")) of the term sheet dated April 20, 2015, filed on SEDAR on April 20, 2015 and furnished to the SEC as Exhibit 99.2 to the Form 6-K filed on April 20, 2015 in connection with the Offering (the "Marketing Materials").

        Our 2014 annual financial statements, annual MD&A and annual information form referred to above are contained in our Annual Report on Form 40-F filed with the SEC for the year ended December 31, 2014.

        The Marketing Materials are not part of this Prospectus to the extent that the contents of the Marketing Materials have been modified or superseded by a statement contained in this prospectus supplement.

        All of our documents of the type described in Item 11.1 of Form 44-101F1 — Short Form Prospectus and any "template version" of "marketing materials" (each as defined in NI 41-101), which are required to be filed by us with the securities regulatory authorities in Canada, and filed with, or furnished to, the SEC pursuant to Section 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), after the date of this prospectus supplement and prior to the termination of this offering shall be deemed to be incorporated by reference in this prospectus supplement.

        Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference in this Prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or includes any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

        The Company expects to deliver the Class A Shares on or about April 27, 2015, which would be the 4th business day after the date of this Prospectus ("T+4"). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Class A Shares prior to the delivery date may be required to specify an alternate settlement cycle at the time of the trade to prevent a failed settlement. Purchasers who wish to trade Class A Shares prior to the delivery date should consult their own advisors.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

        This Prospectus and the documents incorporated by reference in this Prospectus contain forward-looking information and other "forward-looking statements" within the meaning of Canadian and United States securities laws, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the Company and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods.

        The words "expects," "anticipates," "plans," "believes," "estimates," "seeks," "intends," "targets," "projects," "forecasts" or negative versions thereof and other similar expressions, or future or conditional verbs such as "may," "will," "should," "would" and "could", which are predictions of or indicate future events, trends or prospects, and which do not relate to historical matters, identify forward-looking statements. Although the Company believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond the Company's control, which may cause the actual results, performance or achievements of the Company to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information.

        Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behaviour of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which the Company operates; governmental investigations; litigation; changes in tax laws;

ability to collect amounts owed; catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; and other risks and factors detailed in this Prospectus under the heading "Risk Factors" as well as in our annual information form under the heading "Business Environment and Risks" and management's discussion and analysis under the heading "Business Environment and Risks", each incorporated by reference in this Prospectus, as well as in other documents filed by the Company from time to time with the securities regulators in Canada and the United States.

        We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may need to be updated as a result of new information, future events or otherwise.

PRESENTATION OF FINANCIAL INFORMATION

        The Company publishes its consolidated financial statements in United States dollars. In this prospectus supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in United States dollars and references to "US$" and "$" are to United States dollars and references to "Cdn$" are to Canadian dollars.

        The Company presents its financial statements in accordance with IFRS.

THE COMPANY

        Brookfield is a global alternative asset manager with over US$200 billion in assets under management. Brookfield has over a 100-year history of owning and operating assets on behalf of shareholders and clients with a focus on property, renewable energy, infrastructure and private equity. Brookfield has a range of public and private investment products and services, which leverage its expertise and experience and provide Brookfield with a competitive advantage in the markets where it operates. Brookfield's Class A Shares are co-listed on the NYSE, TSX and NYSE Euronext under the symbols "BAM", "BAM.A" and "BAMA", respectively.

RECENT DEVELOPMENTS

Three-For-Two Stock Split, Dividend Increase and Dividend Declaration

        On April 8, 2015, the Company announced that its board of directors (the "Board") approved a three-for-two stock split of the outstanding Class A Shares (the "three-for-two stock split"). The three-for-two stock split will be implemented by way of a stock dividend whereby shareholders will receive one-half of a Class A Share for each Class A and Class B Limited Voting Share held (i.e. one additional share for every two shares held). The stock dividend will be payable on May 12, 2015 to shareholders of record at the close of business on May 5, 2015. Fractional shares will be paid in cash based on the closing price of the Class A Shares on the Toronto Stock Exchange on the record date.

        As a result of the three-for-two stock split, Brookfield will adjust its dividend policy to reflect the additional number of Class A Shares that will be outstanding. The Board has declared a quarterly dividend of US$0.12 per share (representing US$0.48 per annum, or US$0.72 per annum based on the pre-split number of shares outstanding) payable on June 30, 2015 to shareholders of record as at the close of business on May 29, 2015. This represents an increase of approximately 6% over the current quarterly dividend rate, on a split-adjusted basis.

        Brookfield's Class A Shares will begin trading on a "due bill" basis at the opening of business on Friday, May 1, 2015 until Tuesday, May 12, 2015, inclusively. Accordingly, ex-dividend (post-split) trading in the Class A Shares will commence on the TSX and the NYSE at the opening of business on Wednesday, May 13, 2015.

        Except as otherwise indicated, all information in this Prospectus is presented without giving effect to the three-for-two stock split.

 RISK FACTORS

        An investment in the Offered Shares is subject to a number of risks. Before deciding whether to invest in the Offered Shares, investors should consider carefully the risks relating to the Company set forth below, in the accompanying base shelf prospectus and in the information incorporated by reference in this Prospectus. Specific reference is made to the sections entitled "Business Environment and Risks" in the Company's management's discussion and analysis of financial results for the fiscal year ended December 31, 2014 and the section entitled "Business Environment and Risks" in the Company's annual information form, both of which are incorporated by reference in this prospectus supplement.

The trading price of the Class A Shares has experienced volatility and may be subject to fluctuation in the future based on market conditions.

        The trading price of the Class A Shares in the open market is subject to volatility and cannot be predicted. Holders of Class A Shares may not be able to resell their Class A Shares at or above the price at which they purchased their Class A Shares due to such trading price fluctuations. The trading price could fluctuate significantly in response to factors both related and unrelated to Brookfield's operating performance and/or future prospects, including, but not limited to: (i) variations in Brookfield's quarterly or annual operating results and financial condition; (ii) changes in government, laws, rules or regulations affecting Brookfield's businesses; (iii) material announcements by Brookfield's competitors; (iv) market conditions and events specific to the industries in which Brookfield operates; (v) changes in general economic conditions; (vi) differences between Brookfield's actual financial and operating results and those expected by investors and analysts; (vii) changes in analysts' recommendations or earnings projections; (viii) changes in the extent of analysts' interest in covering the Company and its publicly-traded affiliates; (ix) the depth and liquidity of the market for the Class A Shares; (x) dilution from the issuance of additional equity; (xi) investor perception of Brookfield's businesses and industries; (xii) investment restrictions; (xiii) Brookfield's dividend policy; (xiv) the departure of key executives; (xv) sales of Class A Shares by senior management or significant shareholders; and (xvi) the materialization of other risks described in the Company's management's discussion and analysis. See "Trading Price and Volume of the Securities of the Company" below.

Investors may experience dilution.

        The Company's articles of incorporation authorize an unlimited number of Class A Shares. The Company may undertake additional offerings of Class A Shares and of securities convertible into Class A Shares in the future. The increase in the number of Class A Shares issued and outstanding and the possibility of sales of such Class A Shares may depress the price of the Class A Shares. In addition, as a result of the issuance of such additional Class A Shares, the voting power of the Company's existing holders of Class A Shares will be diluted.

Brookfield's management will have broad discretion in the use of proceeds.

        Brookfield's management has broad discretion over the use of proceeds of this Offering, as well as over timing of the expenditure of such net proceeds. The actual amount spent by Brookfield on the currently intended use of proceeds could vary significantly from the amounts disclosed under "Use of Proceeds". The Company intends to use the net proceeds of this Offering and the Concurrent Private Placement for general corporate purposes, including the funding of future investments. Until such time as the net proceeds are used for general corporate purposes, including the funding of future investments, the net proceeds may be temporarily used to reduce short term borrowings.

        If all or a portion of the proceeds of this Offering or the Concurrent Private Placement are not deployed in a timely manner following closing, or if the returns are lower than the returns we anticipate, the Company may not be able to maintain or increase the dividends paid on the Class A Shares and the market value of the Class A Shares may decline.

USE OF PROCEEDS

        The net proceeds from this Offering and the Concurrent Private Placement, after deducting the underwriters' fees and the estimated expenses of the offering of US$40,506,400, will be US$1,034,653,585 and will be used by the Company for general corporate purposes, including the funding of future investments. Until such time as the net proceeds are used for general corporate purposes, including the funding of future investments, the net proceeds may be temporarily used to reduce short term borrowings.

 CONSOLIDATED CAPITALIZATION

        The following table sets forth the consolidated capitalization of the Company (i) as at December 31, 2014 and (ii) as at December 31, 2014 as adjusted to give effect to the issuance of US$500,000,000 aggregate principal amount of the Company's 4.000% Notes due January 15, 2025 in January 2015, the issuance of the Offered Shares hereunder and the Concurrent Private Placement. For further disclosures in respect of consolidated capitalization, please see the Company's audited comparative consolidated financial statements and notes thereto for the fiscal year ended December 31, 2014, which is incorporated by reference in this Prospectus.

	As of December 31, 2014
	Actual		As adjusted
	(dollars in millions)
Corporate borrowings	US$	4,075	US$	4,571
Non-recourse borrowings
Property-specific mortgages		41,674		41,674
Subsidiary borrowings		8,329		8,329
Accounts payable and other liabilities		10,474		10,474
Deferred tax liabilities		8,140		8,140
Subsidiary equity obligations		3,541		3,541
Equity
Preferred equity		3,549		3,549
Non-controlling interests		29,545		29,545
Common equity		20,153		21,188

Total capitalization	US$	129,480	US$	131,012

TRADING PRICE AND VOLUME OF THE SECURITIES OF THE COMPANY

        The Class A Shares are listed on the TSX and the NYSE and are quoted under the symbols "BAM.A" and "BAM", respectively.

        The following tables set forth, for the previous 12-month period, the market price ranges and trading volumes for these shares on the TSX.

	Class A Limited Voting Shares
	Price Per Share (Cdn$)
Period	High	Low	Volume
2014
April	46.90	44.47	9,621,067
May	48.79	45.22	9,427,887
June	47.93	45.85	11,200,459
July	49.06	46.44	10,842,460
August	53.05	47.92	9,208,217
September	52.66	50.10	14,920,702
October	55.43	48.32	17,890,784
November	58.08	54.53	10,408,348
December	58.85	54.51	22,558,546
2015
January	65.44	57.87	16,015,930
February	69.58	64.07	16,422,314
March	69.44	65.81	20,796,327
April 1 – 20	71.11	70.31	12,235,726

        The following tables set forth, for the previous 12-month period, the market price ranges and trading volumes for these shares on the NYSE.

	Class A Limited Voting Shares
	Price Per Share (US$)
Period	High	Low	Volume
2014
April	42.56	40.64	10,136,372
May	44.70	41.52	17,911,432
June	44.06	42.56	10,383,245
July	45.00	43.60	9,547,240
August	48.45	43.77	9,267,776
September	48.25	44.79	10,368,277
October	49.17	42.60	14,282,834
November	50.55	47.85	9,216,209
December	50.17	46.88	11,866,122
2015
January	52.90	49.17	9,962,681
February	55.39	51.03	10,594,716
March	55.67	52.61	14,824,368
April 1 – 20	58.15	57.49	6,505,196

DESCRIPTION OF THE CLASS A SHARES

        The following description sets forth certain general terms and provisions of the Class A Shares and, to the extent inconsistent therewith, replaces the description of the Class A Shares set forth in the base shelf prospectus under "Description of the Class A Limited Voting Shares", to which reference is hereby made. Other capitalized terms used and not defined in this prospectus supplement have the meanings ascribed to them in the base shelf prospectus. After giving effect to the Offering and the Concurrent Private Placement, there will be 651,038,406 Class A Shares outstanding. After giving effect to this Offering and the Concurrent Private Placement (assuming the exercise of the Over-Allotment Option in full and subject to adjustment for the three-for-two stock split), there will be 653,717,406 Class A Shares outstanding.

Dividend Rights and Rights Upon Dissolution or Winding-Up

        The Class A Shares rank on parity with the Class B Limited Voting Shares and rank after the Class A Preference Shares, the Class AA Preference Shares and any other senior-ranking shares outstanding from time to time with respect to the payment of dividends (if, as and when declared by the board of directors of the Company) and return of capital on the liquidation, dissolution or winding-up of the Company or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs.

Voting Rights

        Except as set out below under "Election of Directors", each holder of Class A Shares and Class B Limited Voting Shares is entitled to notice of, and to attend and vote at, all meetings of the Company's shareholders (except meetings at which only holders of another specified class or series of shares are entitled to vote) and is entitled to cast at any such meeting one vote per share held, which results in the Class A Shares and Class B Limited Voting Shares each controlling 50% of the aggregate voting rights of the Company. Subject to applicable law and in addition to any other required shareholder approvals, all matters approved by shareholders (other than the election of directors), must be approved by: (i) a majority or, in the case of matters that require approval by a special resolution of shareholders, at least 66 2/3%, of the votes cast by holders of Class A Shares who vote in respect of the resolution or special resolution, as the case may be, and (ii) a majority or, in the case of matters that require approval by a special resolution of shareholders, at least 66 2/3%, of the votes cast by holders of Class B Limited Voting Shares who vote in respect of the resolution or special resolution, as the case may be.

Election of Directors

        In the election of directors, holders of Class A Shares, together, in certain circumstances, with the holders of certain series of Class A Preference Shares, are entitled to elect one-half of the board of directors of the Company, provided that if the holders of Class A Preference Shares, Series 1, Series 2 or Series 3 become entitled to elect two or three directors, as the case may be, the numbers of directors to be elected by holders of Class A Shares, together, in certain circumstances with the holders of Class A Preference Shares, shall be reduced by the number of directors to be elected by holders of Class A Preference Shares, Series 1, Series 2 and Series 3. Holders of Class B Limited Voting Shares are entitled to elect the other one-half of the board of directors of the Company.

        Each holder of Class A Shares has the right to cast a number of votes equal to the number of Class A Shares held by the holder multiplied by the number of directors to be elected by the holder and the holders of shares of the classes or series of shares entitled to vote with the holder of Class A Shares in the election of directors. A holder of Class A Shares may cast all such votes in favour of one candidate or distribute such votes among its candidates in any manner the holder of Class A Shares sees fit. Where a holder of Class A Shares has voted for more than one candidate without specifying the distribution of votes among such candidates, the holder of Class A Shares will be deemed to have divided the holder's votes equally among the candidates for whom the holder of Class A Shares voted.

CONCURRENT PRIVATE PLACEMENT

        Prior to the completion of this Offering and the Concurrent Private Placement, PVF owns directly and indirectly approximately 9% of the outstanding Class A Shares.

        The Company has entered into subscription agreements with each of the Private Placees setting forth the terms and conditions of the Concurrent Private Placement pursuant to which the Private Placees will purchase an aggregate of 1,395,089 Class A Shares at US$53.76 per Class A Share, representing the Offering Price per Class A Share net of the Underwriters' Fee, for proceeds to the Company of approximately US$75 million. The Underwriters will not receive any fees or commission on the Class A shares purchased by the Private Placees.

        After giving effect to this Offering and the Concurrent Private Placement, PVF will own directly and indirectly 57,141,287 Class A Shares (subject to adjustment for the three-for-two stock split) which will represent approximately 9% of the outstanding Class A Shares (approximately 9% if the Over-Allotment Option is exercised in full).

        Neither this prospectus supplement nor the accompanying base shelf prospectus qualifies the distribution of the Class A Shares to be issued pursuant to the Concurrent Private Placement. The Class A Shares to be issued pursuant to the Concurrent Private Placement will be subject to a statutory hold period. The Concurrent Private Placement is subject to a number of conditions, including completion of definitive documentation and the concurrent closing of this Offering. The Concurrent Private Placement provides for the issuance of Class A Shares representing less than 10% of the outstanding Class A Shares and therefore does not require disinterested shareholder approval. The closing of the Offering is not conditional on the closing of the Concurrent Private Placement.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

        In the opinion of Torys LLP, counsel to the Company, and Goodmans LLP, counsel to the Underwriters, the following summary describes the principal Canadian federal income tax considerations generally applicable under the Income Tax Act (Canada) (the "Tax Act") to a holder who acquires Offered Shares pursuant to this Offering who, for the purposes of the Tax Act and at all relevant times, beneficially owns Offered Shares as capital property, and deals at arm's length with, and is not affiliated with, the Company (a "Holder"). The Offered Shares generally will be considered to be capital property to a Holder unless either the Holder holds (or will hold) such Offered Shares in the course of carrying on a business of trading and dealing in securities, or the Holder has acquired (or will acquire) such Offered Shares in a transaction or transactions considered to be an adventure or concern in the nature of trade.

        This summary is not applicable to a Holder: (a) that is a "financial institution", as defined in the Tax Act for purposes of the mark-to-market rules; (b) an interest in which would be a "tax shelter investment" as defined in the Tax Act; (c) that is a "specified financial institution" as defined in the Tax Act; (d) that has elected to report its "Canadian tax results", as defined in the Tax Act, in a currency other than Canadian currency; (e) that is a corporation resident in Canada (for purposes of the Tax Act), that is, or becomes as part of a transaction or event or series of transactions or events that includes the acquisition of Offered Shares, controlled by a non-resident corporation for purposes of the "foreign affiliate dumping" rules in section 212.3 of the Tax Act; or (f) that has entered into or will enter into a "derivative forward agreement", as defined in the Tax Act, with respect to the Offered Shares. Any such Holder to which this summary does not apply should consult its own tax advisor with respect to an investment in Offered Shares.

        This summary is based on the provisions of the Tax Act and the regulations promulgated thereunder (the "Regulations") in force as of the date prior to the date hereof and counsel's understanding of the current administrative and assessing policies and practices of the Canada Revenue Agency (the "CRA") published in writing prior to the date hereof. This summary also takes into account all specific proposals to amend the Tax Act and the Regulations which have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals"). No assurance can be given that the Tax Proposals will be enacted as currently proposed or at all. This summary is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account, or anticipate any changes in law, whether by legislative, regulatory or judicial action or decision, nor does it address any provincial, territorial or foreign income tax considerations.

        This summary is of a general nature only and should not be construed to be, nor is it intended to be, legal or tax advice or representations to any particular Holder. Accordingly, Holders should consult their own tax advisors for advice with respect to the income tax consequences to them having regard to their particular circumstances.

        For purposes of the Tax Act, all amounts, including adjusted cost base and proceeds of disposition, must be expressed in Canadian dollars. For purposes of the Tax Act, amounts denominated in U.S. dollars generally must be converted into Canadian dollars using the rate of exchange quoted by the Bank of Canada at noon on the date such amounts first arose, or such other rate of exchange as is acceptable to the CRA.

Residents of Canada

        The following discussion applies to Holders who, for the purposes of the Tax Act and any applicable income tax treaty or convention, and at all relevant times, are residents of Canada ("Resident Holders"). Certain Resident Holders whose Offered Shares might not otherwise qualify as capital property may, in certain circumstances, treat such Offered Shares and every other "Canadian security" (as defined in the Tax Act) as capital property by making an irrevocable election pursuant to subsection 39(4) of the Tax Act. Resident Holders should consult their own tax advisors for advice with respect to whether an election under subsection 39(4) of the Tax Act is available or advisable having regard to their particular circumstances.

Dividends on Offered Shares

        Dividends received or deemed to be received on the Offered Shares by a Resident Holder who is an individual (other than in respect of certain trusts) will be included in the individual's income and generally will be subject to the gross-up and dividend tax credit rules normally applicable under the Tax Act to taxable dividends received from "taxable Canadian corporations", as defined in the Tax Act, including the enhanced dividend tax credit rules applicable to any dividend designated as an "eligible dividend" in accordance with the provisions of the Tax Act. There may be limitations on the Company's ability to designate all dividends on the Offered Shares as "eligible dividends".

        Dividends received or deemed to be received on Offered Shares by a Resident Holder that is a corporation will be included in computing the corporation's income and generally will also be deductible in computing its taxable income. A Resident Holder that is a "private corporation" or a "subject corporation", each as defined in the Tax Act, may be liable under Part IV of the Tax Act to pay a refundable tax at a rate of 33 1/3% on dividends received or deemed to be received on the Offered Shares to the extent that such dividends are deductible in computing the Resident Holder's taxable income. In general, the refundable tax is refunded when such corporation pays taxable dividends at a rate of Cdn$1.00 of refund for every Cdn$3.00 of taxable dividends paid while it is a "private corporation" or "subject corporation".

Dispositions of Offered Shares

        A disposition, or a deemed disposition, of an Offered Share (other than to the Company, unless purchased by the Company in the open market in the manner in which shares are normally purchased by any member of the public in the open market) by a Resident Holder generally will give rise to a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Offered Share, net of any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base of the Offered Share to the Resident Holder. For this purpose, the adjusted cost base to a Resident Holder of Offered Shares will be determined at any time by averaging the cost of such Offered Shares with the adjusted cost base of any other Offered Shares owned by the Resident Holder as capital property at that time. Such capital gain (or capital loss) will be subject to the treatment described below under "Taxation of Capital Gains and Capital Losses".

Refundable Tax

        A Resident Holder that is throughout its taxation year a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay a refundable tax on certain investment income, including taxable capital gains (as defined below), but excluding dividends or deemed dividends deductible in computing taxable income. In general, the refundable tax is refunded when such corporation pays taxable dividends at a rate of Cdn$1.00 of refund for every Cdn$3.00 of taxable dividends paid while it is a "private corporation".

Taxation of Capital Gains and Capital Losses

        Generally, one-half of any capital gain (a "taxable capital gain") realized by a Resident Holder for a taxation year must be included in the Resident Holder's income in the year. A Resident Holder is required to deduct one-half of any capital loss (an "allowable capital loss") realized in the year from taxable capital gains realized in that year. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back and deducted in any of the three preceding taxation years, or in any subsequent year, from net taxable capital gains realized in such years (but not against other income) to the extent and under the circumstances described in the Tax Act.

        If the Resident Holder is a corporation, any such capital loss realized on the disposition of an Offered Share may in certain circumstances be reduced by the amount of any dividends which have been received or which are deemed to have been received on the Offered Share to the extent and under the circumstances described in the Tax Act. Similar rules may apply where an Offered Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. A Resident Holder to whom these rules may be relevant should consult with their own tax advisor.

Alternative Minimum Tax

        Individuals, including certain trusts, are subject to an alternative minimum tax. Generally dividends received or deemed to be received on the Offered Shares and capital gains realized on the disposition of Offered Shares may increase a Resident Holder's liability for alternative minimum tax. Resident Holders should consult with their own tax advisors with respect to the potential application of the alternative minimum tax.

Non-Resident Holders

        The following discussion applies to Holders who, for the purposes of the Tax Act and any applicable income tax treaty or convention, and at all relevant times, are not (and are not deemed to be) resident in Canada and will not use or hold (and will not be deemed to use or hold) the Offered Shares in, or in the course of, carrying on a business or part of a business in Canada ("Non-Resident Holders"). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere; such insurers should consult their own tax advisors.

Dividends on Offered Shares

        Canadian withholding tax at a rate of 25% (subject to reduction under the provisions of any applicable income tax treaty or convention) will be payable on dividends on Offered Shares paid or credited, or deemed to be paid or credited, to a Non-Resident Holder. The rate of withholding tax applicable to a dividend paid on Offered Shares to a Non-Resident Holder who is a resident of the United States for purposes of the Canada-United States Income Tax Convention (1980) (the "Convention"), beneficially owns the dividend and qualifies for full benefits under the Convention generally will be reduced to 15%. Not all persons who are residents of the United States for purposes of the Convention will qualify for full benefits under the Convention. A Non-Resident Holder who is a resident of the United States is advised to consult the Non-Resident Holder's tax advisor in this regard. The rate of withholding tax on dividends may also be reduced under certain other bilateral income tax treaties or conventions to which Canada is a signatory.

Dispositions of Offered Shares

        A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder on a disposition or deemed disposition of Offered Shares unless the Offered Shares constitute or are deemed to constitute "taxable Canadian property" (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention.

        Generally, the Offered Shares will not be taxable Canadian property of a Non-Resident Holder at a particular time, provided that (1) the Offered Shares are listed at that time on a "designated stock exchange" (as defined in the Tax Act and which currently includes the TSX); and (2) at no time during the 60-month period that ends at the particular time both (a) (i) the Non-Resident Holder, (ii) persons with whom the Non-Resident Holder did not deal at arm's length, (iii) partnerships in which such person(s) holds a membership interest directly or indirectly through one or more partnerships, or (iv) any combination of (i) to (iii) held 25% or more of the shares of any class of the share capital of the Company; and (b) more than 50% of the fair market value of such shares was derived, directly or indirectly, from one or any combination of: (i) real or immovable properties situated in Canada, (ii) "Canadian resource properties" (as defined in the Tax Act), (iii) "timber resource properties" (as defined in the Tax Act), or (iv) options in respect of, interests in, or for civil law rights in, any of the foregoing property, whether or not the property exists. Offered Shares may also be deemed to constitute taxable Canadian property to a Non-Resident Holder in certain circumstances specified under the Tax Act.

        If the Offered Shares are considered to be, or are deemed to be, taxable Canadian property of a Non-Resident Holder, the tax consequences of realizing a capital gain on the disposition of such Offered Shares as described above under the heading "Residents of Canada — Taxation of Capital Gains and Capital Losses" generally will apply, subject to the Non-Resident Holder being entitled to relief under the provisions of an applicable income tax treaty or convention.

        Non-Resident Holders whose Offered Shares are taxable Canadian property should consult with their own tax advisors for advice having regard to their particular circumstances.

 UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS FOR U.S. HOLDERS

        The following is a discussion of the U.S. federal income tax considerations generally applicable to a U.S. Holder (as defined below) of the acquisition, ownership, and disposition of Offered Shares. This summary does not purport to address all U.S. federal income tax matters that may be relevant to a particular U.S. Holder of Offered Shares, nor is it a complete analysis of all potential U.S. federal income tax consequences. This summary does not address any tax consequences arising under any state, local or non-U.S. tax laws or U.S. federal estate or gift tax laws. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury regulations thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion is limited to U.S. Holders that hold Offered Shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax considerations that may be relevant to shareholders that are subject to special tax rules, including, without limitation, expatriates and certain former citizens of the United States, partnerships and other pass-through entities, financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-exempt organizations, tax qualified retirement plans, persons subject to the alternative minimum tax, persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar, persons holding Offered Shares as part of a hedge, straddle or other risk reduction strategy or as part of a hedging or conversion transaction or other integrated investment, persons that directly, indirectly or constructively own or will own 10% or more of the voting shares of the Company, and persons who acquired their Offered Shares through stock option or stock purchase plan programs or in other compensatory arrangements.

        If a partnership (or other entity taxed as a partnership for U.S. federal income tax purposes) holds Offered Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships and partners in such a partnership should consult their tax advisers regarding the tax consequences of acquiring, owning, and disposing of Offered Shares.

        For purposes of this discussion, a "U.S. Holder" is a beneficial owner of Offered Shares that is: (i) a citizen or an individual who is a resident of the United States as determined for U.S. federal income tax purposes; (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any State or political subdivision thereof or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust (1) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons has the authority to control all of the substantial decisions of the trust or (2) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

        YOU SHOULD CONSULT YOUR OWN TAX ADVISER TO DETERMINE THE TAX CONSEQUENCES TO YOU OF ACQUIRING, OWNING, AND DISPOSING OF OFFERED SHARES IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL OR NON-U.S. INCOME AND OTHER TAX LAWS).

Taxation of Distributions

        Subject to the passive foreign investment company ("PFIC") rules discussed below, the gross amount of a distribution paid to a U.S. Holder with respect to Offered Shares (including amounts withheld to pay Canadian withholding taxes) will be included in such holder's gross income as dividend income to the extent that the distribution is paid out of the Company's current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of a distribution exceeds the Company's current and accumulated earnings and profits, it will be treated first as a tax-free return of a U.S. Holder's tax basis in its Offered Shares, and to the extent the amount of the distribution exceeds such U.S. Holder's tax basis, the excess will be taxed as capital gain. The Company currently does not intend to calculate its earnings and profits under U.S. federal income tax principles. Thus, U.S. Holders should expect that distributions will be reported as dividends for U.S. federal income tax purposes.

        Dividends received by individuals and other non-corporate U.S. Holders of Offered Shares traded on the NYSE generally will be subject to tax at preferential rates applicable to long-term capital gains, provided that such holders meet certain holding period and other requirements and the Company is not treated as a PFIC for the taxable year in which the dividend is paid or for the preceding taxable year. Dividends on Offered Shares will not be eligible for the dividends-received deduction allowed to corporations. U.S. Holders should consult their tax advisers regarding the application of the relevant rules to their particular circumstances.

        Dividends paid by the Company generally will constitute foreign-source income for foreign tax credit limitation purposes. A U.S. Holder may be entitled to deduct or credit any Canadian withholding taxes on dividends in determining its U.S. income tax liability, subject to certain limitations (including that the election to deduct or credit foreign taxes applies to all of such U.S. Holder's foreign taxes for a particular tax year). The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends distributed by the Company with respect to Offered Shares generally will constitute "passive category income." The rules governing the foreign tax credit are complex. U.S. Holders should consult their tax advisers regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of Offered Shares

        Subject to the PFIC rules discussed below, a U.S. Holder will recognize taxable gain or loss upon the sale, exchange, or other taxable disposition of an Offered Share equal to the difference, if any, between the amount realized for the Offered Share and the U.S. Holder's tax basis in such Offered Share. The gain or loss will be capital gain or loss. Non-corporate U.S. Holders, including individual U.S. Holders that have held Offered Shares for more than one year, currently are eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss recognized by a U.S. Holder generally will be treated as U.S.-source gain or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company Status

        Certain adverse tax consequences could apply to a U.S. Holder if the Company is treated as a PFIC for any taxable year during which the U.S. Holder holds Offered Shares. A non-U.S. corporation, such as the Company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year in which, after applying certain look-through rules, either (i) 75% or more of its gross income for such year consists of certain types of "passive" income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income, and net foreign currency gains. Based on its current income, assets, and activities, the Company believes that it was not a PFIC in the taxable year ending December 31, 2014, and it does not expect to become a PFIC in 2015. However, the determination of whether the Company is or will be a PFIC must be made annually as of the close of each taxable year. Because PFIC status depends upon the composition of the Company's income and assets from time to time, there can be no assurance that the Company will not be considered a PFIC for any taxable year, or that the Internal Revenue Service ("IRS") or a court will agree with the Company's determination as to its PFIC status.

        If the Company were a PFIC for any taxable year during which a U.S. Holder held Offered Shares, gain recognized by a U.S. Holder upon the sale or other taxable disposition of the Offered Shares would be allocated ratably over the U.S. Holder's holding period for the Offered Shares. The amounts allocated to the taxable year of the sale or other taxable disposition and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the tax on such amount. Further, to the extent that any distribution received by a U.S. Holder on its Offered Shares were to exceed 125% of the average of the annual distributions on the Offered Shares received during the preceding three years or the U.S. Holder's holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above. Certain elections (including a mark-to-market election) may be available to U.S. Holders to mitigate some of the adverse tax consequences resulting from PFIC treatment. U.S. Holders should consult their tax advisers regarding the application of the PFIC rules to an investment in Offered Shares.

Receipt of Foreign Currency

        The U.S. dollar value of any distribution on Offered Shares made in Canadian dollars generally will be calculated by reference to the exchange rate between the U.S. dollar and the Canadian dollar in effect on the date of actual or constructive receipt of such distribution by the U.S. Holder, regardless of whether the Canadian dollars so received are in fact converted into U.S. dollars. If the Canadian dollars so received are converted into U.S. dollars on the date of receipt, then a U.S. Holder generally will not recognize foreign currency gain or loss on such conversion. If the Canadian dollars so received are not converted into U.S. dollars on the date of receipt, then a U.S. Holder generally will have a tax basis in the Canadian dollars equal to the U.S. dollar value of such Canadian dollars on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the Canadian dollars generally will be treated as ordinary income or loss to a U.S. Holder and generally will be U.S.-source income or loss for U.S. foreign tax credit purposes. U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of receiving distributions on Offered Shares in Canadian dollars. The considerations set forth in this paragraph are not relevant for U.S. Holders that receive distributions on Offered Shares in U.S. dollars.

Foreign Financial Asset Reporting

        Citizens or individual residents of the United States holding "specified foreign financial assets" (which generally include stock and other securities issued by a foreign person unless held in an account maintained by a financial institution) that exceed certain thresholds (the lowest being specified foreign financial assets with an aggregate value in excess of (i) US$50,000 on the last day of the taxable year or (ii) US$75,000 at any time during the taxable year) are required to report information relating to such assets. Significant penalties may apply for the failure to satisfy these reporting obligations. U.S. Holders should consult their tax advisers regarding the reporting obligations, if any, that would result from their acquisition, ownership, or disposition of Offered Shares.

Additional Tax on Net Investment Income

        Certain U.S. Holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their "net investment income," which may include all or a portion of their dividend income and net gains from the disposition of Offered Shares. Each U.S. Holder that is an individual, estate or trust should consult its tax advisers regarding the applicability of this tax to its income and gains in respect of Offered Shares.

Information Reporting and Backup Withholding

        Distributions with respect to Offered Shares and proceeds from the sale, exchange, or redemption of Offered Shares may be subject to information reporting to the IRS and possible U.S. backup withholding, currently at a rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder's U.S. federal income tax liability, and a U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

 UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated April 21, 2015, we have agreed to sell to the underwriters named below, for whom Citigroup Global Markets Canada Inc., Deutsche Bank Securities Inc., CIBC World Markets Inc. and RBC Dominion Securities Inc. are acting as representatives (the "Representatives"), the following respective numbers of Class A Shares:

Underwriter	Number of Class A Shares
CIBC World Markets Inc.	2,500,400
RBC Dominion Securities Inc.	2,500,400
Citigroup Global Markets Canada Inc.	2,500,400
Deutsche Bank Securities Inc.	2,500,400
Barclays Capital Canada Inc.	1,071,600
Credit Suisse Securities (Canada), Inc.	1,071,600
HSBC Securities (Canada) Inc.	1,071,600
Scotia Capital Inc.	1,071,600
TD Securities Inc.	1,071,600
BMO Nesbitt Burns Inc.	535,800
J.P. Morgan Securities Canada Inc.	535,800
Merrill Lynch Canada Inc.	535,800
National Bank Financial Inc.	535,800
Desjardins Securities Inc.	178,600
Raymond James Ltd.	178,600

Total	17,860,000

        The offering price of US$56.00 will be payable in cash to the Company against delivery on or about April 27, 2015 (the "Closing Date").

        The underwriting agreement provides that the underwriters are obligated to purchase all of the Offered Shares if any are purchased. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of the non-defaulting underwriters may be increased or the offering of the Offered Shares may be terminated.

        The obligations of the underwriters under the underwriting agreement are several and may be terminated at their discretion upon the occurrence of certain stated events. Such events include: (i) an inquiry, action, suit, investigation or other proceeding commenced or threatened or any other order made or issued under or pursuant to any law of Canada or the United States or by any other regulatory authority or stock exchange (except any such proceeding or order that is based solely upon the activities of any of the underwriters), or any change of law or the interpretation or administration thereof, which in such underwriter's opinion, acting reasonably, would prevent, suspend, delay, restrict or adversely affect the trading in or the distribution of the Offered Shares or any other securities of the Company in any of the Qualifying Provinces or in the United States; (ii) the occurrence of any event, action, state, condition or occurrence of national or international consequence or any action, governmental law or regulation, enquiry or other occurrence of any nature whatsoever, which, in such underwriter's sole opinion in its absolute discretion, acting reasonably, might be expected to have a significant adverse effect on the market price or value of the Offered Shares, including, without limitation, the outbreak or escalation of hostilities involving the U.S. or Canada or the declaration by the United States or Canada of a national emergency or war or the occurrence of any other calamity or crisis in the United States, Canada or elsewhere; (iii) the occurrence or discovery by the underwriters or the announcement by the Company of any material change or a change in any material fact which results or, in the sole opinion of such underwriter, acting reasonably, might be excepted to result, in the purchasers of a material number of Offered Shares exercising their right under applicable legislation to withdraw from their purchase of Offered Shares or, in the sole opinion of such underwriter, might reasonably be expected to have a significant adverse effect on the market price or value of the Offered Shares or make it impracticable or inadvisable to proceed with the offer, sale or delivery of the Offered Shares on the terms and in the manner contemplated by the Underwriting Agreement and this Prospectus; (iv) the suspension or material limitation in trading in securities generally on the NYSE or the TSX or the suspension or material limitation of trading in the Company's securities on the NYSE or the TSX; (v) the declaration of a general moratorium on commercial banking by either Canadian, U.S. Federal or New York State authorities; and (vi) the material disruption in commercial banking or securities settlement or clearance services in Canada or the U.S., which, in each such instance, the effect is such as to make it, in the judgment of such underwriter, acting reasonably, impractical or inadvisable to proceed with the offer, sale or delivery of the Offered Shares as contemplated by the Underwriting Agreement and this Prospectus. The distribution price of the Offered Shares was determined by negotiation between the Company and the underwriters.

        The Company has proportionately granted to the Underwriters the Over-Allotment Option, whereby they may purchase up to an additional 2,679,000 Class A Shares, being a number equal to 15% of the number of Class A Shares sold in this Offering on the same terms set forth above (subject to adjustment for the three-for-two stock split), for the sole purpose of covering over-allotments and for market stabilization purposes permitted pursuant to applicable Canadian and U.S. securities laws. The Over-Allotment Option may be exercised at any time and from time to time, in whole or in part on one or more occasions, on or before the thirtieth day following the Closing Date (the closing of which is subject to the limitations contained in the Underwriting Agreement). This prospectus supplement also qualifies the grant of the Over-Allotment Option and the distribution of the Class A Shares issuable upon the exercise of the Over-Allotment Option.

        The offering of the Offered Shares is being made in all the provinces of Canada and in the United States pursuant to a multijurisdictional disclosure system adopted by the United States and Canada. The Offered Shares will be offered in the United States and Canada through the underwriters either directly or through their respective U.S. or Canadian broker-dealer affiliates or agents, as applicable. No sales will be effected in any province of Canada except by brokers or dealers duly registered under the laws of such province, other than sales effected pursuant to the exemptions from the registration requirements under the laws of such province. Deutshce Bank Securities Inc. is not registered to sell securities in any Canadian jurisdiction and, accordingly, will only sell the Offered Shares outside Canada.

        The underwriters propose to offer the Offered Shares initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of 2% per Offered Share. After the initial public offering, the underwriters may change the public offering price and concession to brokers/dealers.

        After a reasonable effort has been made to sell all of the Offered Shares at the offering price on the cover page of this prospectus supplement, the underwriters may subsequently reduce and thereafter change, from time to time, the price at which the Offered Shares are offered, provided that the Offered Shares are not at any time offered at a price greater than the offering price on the cover page of this prospectus supplement. The compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Offered Shares is less than the gross proceeds paid by the underwriters to us.

        The following table shows the underwriting fees and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the Offering Price of the Offered Shares).

Paid by the Company
Per Offered Share	4%

        We estimate that our "out of pocket" expenses for this offering, including filing, listing, printing fees and legal and accounting expenses, but not the underwriting fees and commissions, will be US$1 million.

        In connection with the offering of the Offered Shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Offered Shares. Specifically, the underwriters may sell a greater principal amount of Offered Shares than they are required to purchase in connection with the offering of the Offered Shares, creating a syndicate short position. In addition, the underwriters may bid for, and purchase, Offered Shares in the open market to cover syndicate short positions or to stabilize the price of the Offered Shares. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the Offered

Shares in the offering of the Offered Shares, if the syndicate repurchases previously distributed Offered Shares in syndicate covering transactions, stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Offered Shares above independent market levels. Neither we nor any of the underwriters make any representations or predictions as to the direction or magnitude of any effect that the transactions described above may have on the price of the Offered Shares. The underwriters are not required to engage in any of these transactions and may end any of them at any time.

        The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting commission received by it because the underwriters have repurchased Offered Shares sold by or for the account of such other underwriter in stabilizing or short-covering transactions.

        In the underwriting agreement, we have agreed that we will not, without the prior written consent of the Representatives, on behalf of the Underwriters, such consent not to be unreasonably withheld, for period ending 90 days after the closing of the Offering (i) directly or indirectly, issue, offer, sell, agree to issue, offer or sell, solicit offers to purchase, grant any call option, warrant or other right to purchase, purchase any put option or other right to sell, pledge, borrow or otherwise dispose of any Class A Share or any security convertible into, or exercisable or exchangeable for, any Class A Shares, or make any public announcement of any of the foregoing or (ii) otherwise enter into any swap, derivative or other transaction or arrangement that transfers to another, in whole or in part, any economic consequence of ownership of a Class A Share or any security convertible into, or exercisable or exchangeable for, any Class A Shares, whether or not such transaction is to be settled by delivery of such securities, other securities, cash or other consideration, other than (A) pursuant to this Offering and the Concurrent Private Placement, (B) to convert or exchange convertible or exchangeable securities outstanding on the date hereof, (C) for the exercise of currently outstanding options, (D) pursuant to our dividend reinvestment plan, (E) for our previously announced three-for-two stock split, (F) for purposes of directors', officers' or employee incentive plans in effect at the date hereof, and (G) Class A Shares or any security convertible into, or exercisable or exchangeable for, any Class A Shares issued in connection with acquisitions, mergers, combinations, consolidations, amalgamations, plans of arrangement, take-over bids, tender offers or any other similar transactions.

        We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments that each underwriter may be required to make in respect thereof.

        On the Closing Date, one or more book entry only certificates representing the Offered Shares will be issued in registered form only to CDS or its nominee and will be deposited with CDS. Purchasers of the Offered Shares will receive only a customer confirmation from the registered dealer who is a CDS participant and from or through whom the Offered Shares are purchased.

        The Offered Shares offered by the Prospectus may not be offered or sold, directly or indirectly, nor may the Prospectus or any other offering material or advertisements in connection with the offer and sale of any such Offered Shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession the Prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of the Prospectus. The Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any Offered Shares offered by the Prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

        Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and our affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions.

        In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

        The Company has applied to list the Offered Shares on the TSX and the NYSE. The listing of the Offered Shares on the TSX and the NYSE will be subject to the Company fulfilling all the listing requirements of the TSX and the NYSE, respectively.

Notice to Prospective Investors in the European Economic Area

        In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of Offered Shares described in this prospectus supplement may not be made to the public in that relevant member state other than:

  •
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  •
  to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

  •
  in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

        For purposes of this provision, the expression an "offer of securities to the public" in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in each relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

        The sellers of the Offered Shares have not authorized and do not authorize the making of any offer of Offered Shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the Offered Shares as contemplated in this prospectus supplement. Accordingly, no purchaser of the Offered Shares, other than the underwriters, is authorized to make any further offer of the Offered Shares on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

        This prospectus supplement and the accompanying prospectus are only being distributed to, and are only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a "relevant person"). This prospectus supplement and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in Hong Kong

        The Offered Shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the Offered Shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Offered Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

        The Offered Shares offered in this prospectus supplement have not been and will not be registered under the Financial Instruments and Exchange Law of Japan. The Offered Shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan (including any corporation or other entity organized under the laws of Japan), except (i) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

        This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Offered Shares may not be circulated or distributed, nor may the Offered Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

        Where the Offered Shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

  •
  a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  •
  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Offered Shares pursuant to an offer made under Section 275 of the SFA except

  •
  to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

  •
  where no consideration is or will be given for the transfer; or

  •
  where the transfer is by operation of law.

PRIOR SALES

        In the 12-month period before the date of this prospectus supplement, the Company made the following issuances of Class A Shares:

  (a)
  on June 30, 2014, in connection with the reinvestment of distributions, the Company issued 50,777 Class A Shares pursuant to its dividend reinvestment plan (the "Dividend Reinvestment Plan") at a purchase price of US$43.50 per Class A Share;

  (b)
  on September 30, 2014 in connection with the reinvestment of distributions, the Company issued 42,831 Class A Shares pursuant to its Dividend Reinvestment Plan at a purchase price of US$45.85 per Class A Share;

  (c)
  on December 31, 2014 in connection with the reinvestment of distributions, the Company issued 37,817 Class A Shares pursuant to its Dividend Reinvestment Plan at a purchase price of US$50.09 per Class A Share;

  (d)
  on March 31, 2015 in connection with the reinvestment of distributions, the Company issued 39,117 Class A Shares pursuant to its Dividend Reinvestment Plan at a purchase price of US$53.72 per Class A Share;

  (e)
  the Company issued an aggregate of 4,972,215 Class A Shares on exercise of options issued pursuant to its management share option plans at issue prices ranging from US$14.10 and US$40.67 per share;

  (f)
  the Company issued an aggregate 1,077 Class A Shares pursuant to the submission of bearer share warrants of Brazilian Traction Light and Power Company Limited, a predecessor entity to the Company, that are exchangeable into Class A Shares.

LEGAL MATTERS

        The validity of the Class A Shares being offered hereby will be passed upon for the Company by Torys LLP of Toronto, Ontario, and New York, New York, with respect to certain matters of Canadian law and of United States law, and for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP of Toronto, Ontario, with respect to certain matters of United States law and Goodmans LLP of Toronto, Ontario, with respect to certain matters of Canadian law. As at April 21, 2015, the partners and associates of each of Torys LLP and Goodmans LLP owned beneficially as a group, directly or indirectly, less than 1% of our outstanding shares.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        The comparative consolidated financial statements incorporated by reference in this Prospectus and the effectiveness of the Company's internal control over financial reporting have been audited by Deloitte LLP, independent registered public accounting firm, as stated in its reports, which are incorporated herein by reference. Such comparative consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon its authority as experts in accounting and auditing.

Base Shelf Prospectus

This short form base shelf prospectus has been filed under legislation in each of the provinces of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the office of the Corporate Secretary of the Company at Suite 300, Brookfield Place, 181 Bay Street, Toronto, Ontario, Canada, M5J 2T3, (416) 363-9491, and are also available electronically at www.sedar.com.

June 26, 2013

SHORT FORM BASE SHELF PROSPECTUS
US$1,000,000,000
BROOKFIELD ASSET MANAGEMENT INC.
Debt Securities
Class A Preference Shares
Class A Limited Voting Shares

        Brookfield Asset Management Inc. (the "Company") may from time to time offer and issue (i) unsecured debt securities ("Debt Securities"), (ii) Class A Preference Shares ("Preference Shares") and (iii) Class A Limited Voting Shares ("Class A Limited Voting Shares") under this short form base shelf prospectus ("Prospectus"). The Debt Securities, the Preference Shares and the Class A Limited Voting Shares (collectively, the "Securities") offered hereby may be offered separately or together, in one or more series in an aggregate principal amount of up to US$1,000,000,000 (or the equivalent in other currencies or currency units) or, if any Debt Securities are offered at an original issue discount, such greater amount as shall result in an aggregate offering price of US$1,000,000,000. Securities of any series may be offered in such amount and with such terms as may be determined in light of market conditions. The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in an accompanying prospectus supplement ("Prospectus Supplement") and may include, where applicable (i) in the case of Debt Securities, the specific designation, aggregate principal amount, denomination (which may be in United States dollars, in any other currency or in units based on or relating to foreign currencies), maturity, interest rate (which may be fixed or variable) and time of payment of interest, if any, any terms for redemption at the option of the Company or the holders, any terms for sinking fund payments, any listing on a securities exchange, the initial public offering price (or the manner of determination thereof if offered on a non-fixed price basis) and any other specific terms, (ii) in the case of the Preference Shares, the designation of the particular class, series, aggregate principal amount, the number of shares offered, the issue price, the dividend rate, the dividend payment dates, any terms for redemption at the option of the Company or the holder, any exchange or conversion terms and any other specific terms and (iii) in the case of Class A Limited Voting Shares, the number of shares offered, the issue price and any other specific terms. Each such Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of each such Prospectus Supplement and only for the purposes of the distribution of the Securities to which such Prospectus Supplement pertains.

        The Company's head and registered office is at Suite 300, Brookfield Place, 181 Bay Street, P.O. Box 762, Toronto, Ontario, M5J 2T3.

        THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Prospectus in accordance with the disclosure requirements of its home country. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements included or incorporated herein have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board, and are subject to foreign auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies. The Company's financial statements are subject to Canadian auditing and auditor independence standards and the standards of the Public Company Accounting Oversight Board.

        Prospective investors should be aware that the acquisition of the Securities may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein or in a Prospectus Supplement. Prospective investors should consult their own tax advisors with respect to their particular circumstances.

        The enforcement by investors of civil liabilities under the federal securities laws may be affected adversely by the fact that the Company is incorporated or organized under the laws of the Province of Ontario, that some or all of its officers and directors may be residents of Canada, that some or all of the underwriters or experts named in the registration statement may be residents of Canada and that all or a substantial portion of the assets of the Company and said persons may be located outside the United States.

        The Company may sell Securities to or through underwriters or dealers or directly to investors or through agents. The Prospectus Supplement relating to each series of offered Securities will identify each person who may be deemed to be an underwriter with respect to such series and will set forth the terms of the offering of such series, including, to the extent applicable, the initial public offering price, the proceeds to the Company, the underwriting commissions and any other concessions to be allowed or reallowed to dealers. The managing underwriter or underwriters with respect to each series sold to or through underwriters will be named in the related Prospectus Supplement.

        In connection with any underwritten offering of Securities, the underwriters or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution".

        The outstanding Class A Preference Shares, Series 2, Series 4, Series 8, Series 9, Series 12, Series 13, Series 14, Series 17, Series 18, Series 21, Series 22, Series 24, Series 26, Series 28, Series 30, Series 32, Series 34, Series 36 and Series 37 are listed on the Toronto Stock Exchange. The outstanding Class A Limited Voting Shares are listed for trading on the New York, Toronto and NYSE Euronext stock exchanges.

        Certain directors of the Company reside outside of Canada. Although each such director has appointed the Company, Suite 300, Brookfield Place, 181 Bay Street, Toronto, Ontario, Canada, M5J 2T3, as its agent for service of process in Ontario, it may not be possible for investors to enforce judgments obtained in Canada against such directors, even if such directors have appointed an agent for service of process.

        There is no market through which the Debt Securities or the Preference Shares may be sold and purchasers may not be able to resell Debt Securities or Preference Shares purchased under this Prospectus. This may affect the pricing of the Debt Securities or the Preference Shares in the secondary market, the transparency and availability of trading prices, the liquidity of the Debt Securities or the Preference Shares, and the extent of issuer regulation. See "Risk Factors".

        In this Prospectus, unless the context otherwise indicates, references to "we", "us", "our" and the "Company" refer to Brookfield Asset Management Inc. and references to "Brookfield" refer to the Company and its direct and indirect subsidiaries. All dollar amounts set forth in this Prospectus and any Prospectus Supplement are in U.S. dollars, except where otherwise indicated.

DOCUMENTS INCORPORATED BY REFERENCE

        The following documents, filed with the securities regulatory authorities in each of the provinces and territories of Canada, are specifically incorporated by reference in, and form an integral part of, this Prospectus:

  (a)
  the Company's annual information form for the financial year ended December 31, 2012, dated April 1, 2013 (the "AIF");

  (b)
  the Company's audited comparative consolidated financial statements and the notes thereto for the financial years ended December 31, 2012 and 2011, together with the report of the independent registered chartered accountants thereon;

  (c)
  the management's discussion and analysis for the audited comparative consolidated financial statements referred to in paragraph (b) above;

  (d)
  the Company's unaudited comparative interim consolidated financial statements for the three months ended March 31, 2013 and 2012;

  (e)
  the management's discussion and analysis for the unaudited comparative interim consolidated financial statements referred to in (d) above; and

  (f)
  the Company's management information circular dated March 20, 2013.

        All documents of the Company of the type referred to above and any material change reports (excluding confidential reports) which are required to be filed by the Company with the Ontario Securities Commission after the date of this Prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference into this Prospectus. In addition, any report on Form 6-K or Form 40-F filed by the Company with the Securities and Exchange Commission (the "Commission") after the date of this Prospectus shall be deemed to be incorporated by reference into this Prospectus if and to the extent expressly provided in such report.

        Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

        Upon a new annual information form and new interim or annual financial statements being filed with and, where required, accepted by the applicable securities regulatory authorities during the currency of this Prospectus, the previous annual information form, the previous interim or annual financial statements and all material change reports and information circulars filed prior to the commencement of the then current fiscal year will be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder.

        A Prospectus Supplement containing the specific terms of an offering of Securities will be delivered to purchasers of such Securities together with this Prospectus and will be deemed to be incorporated into this Prospectus as of the date of such Prospectus Supplement but only for purposes of the offering of Securities covered by that Prospectus Supplement.

        Where the Company updates its disclosure of earnings coverage ratios by a Prospectus Supplement, the Prospectus Supplement filed with applicable securities regulatory authorities that contains the most recent updated disclosure of earnings coverage ratios and any Prospectus Supplement supplying any additional or updated information the Company may elect to include (provided that such information does not describe a material change that has not already been the subject of a material change report or a prospectus amendment) will be delivered to purchasers of Securities together with this Prospectus and will be deemed to be incorporated into this Prospectus as of the date of the Prospectus Supplement.

        Prospective investors should rely only on the information incorporated by reference or contained in this Prospectus or any Prospectus Supplement and on the other information included in the Registration Statement on Form F-10 relating to the Securities and of which this Prospectus is a part. The Company has not authorized anyone to provide different or additional information.

        Copies of the documents incorporated herein by reference may be obtained on request without charge from the office of the Corporate Secretary of the Company at Suite 300, Brookfield Place, 181 Bay Street, Toronto, Ontario, Canada, M5J 2T3 telephone: (416) 363-9491, and are also available electronically at www.sedar.com.

AVAILABLE INFORMATION

        The Company has filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), a Registration Statement on Form F-10 relating to the Securities and of which this Prospectus is a part. This Prospectus does not contain all of the information set forth in such Registration Statement, to which reference is made for further information.

        The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Commission. Under a multijurisdictional disclosure system adopted by the United States, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. Such reports and other information concerning the Company can be inspected and copied at the public reference facilities maintained by the Commission at: 100 F Street, N.E., Washington, D.C. 20549. Copies of these materials can be obtained from the Public Reference Section of the

Commission at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. Please call the Commission at l-800-SEC-0330 for further information on the public reference room. Certain of our filings are also electronically available from the Commission's Electronic Document Gathering and Retrieval System, which is commonly known by the acronym EDGAR, and which may be accessed at www.sec.gov, as well as from commercial document retrieval services.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

        This Prospectus and the documents incorporated by reference herein contain forward-looking information and other "forward-looking statements" within the meaning of Canadian and United States securities laws. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the Company and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods.

        The words "expects," "anticipates," "plans," "believes," "estimates," "seeks," "intends," "targets," "projects," "forecasts" or negative versions thereof and other similar expressions, or future or conditional verbs such as "may," "will," "should," "would" and "could", which are predictions of or indicate future events, trends or prospects, and which do not relate to historical matters identify forward-looking statements. Although the Company believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of the Company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

        Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behaviour of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which the Company operates; changes in tax laws; catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed in this Prospectus under the heading "Risk Factors" as well as in the AIF under the heading "Corporate Social Responsibility, Business Environment and Risks" and management's discussion and analysis under the heading "Business Environment and Risks", each incorporated by reference in this Prospectus, as well as in other documents filed by the Company from time to time with the securities regulators in Canada and the United States.

        We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may need to be updated as a result of new information, future events or otherwise.

 THE COMPANY

        The Company is a global alternative asset manager with over US$175 billion in assets under management. Brookfield has over a 100-year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity and residential development. Brookfield has a range of public and private investment products and services, which leverage its expertise and experience and provide Brookfield with a competitive advantage in the markets where it operates. Brookfield's Class A Limited Voting Shares are listed on the New York, Toronto and NYSE Euronext stock exchanges under the symbols "BAM", "BAM.A" and "BAMA", respectively.

USE OF PROCEEDS

        Unless otherwise indicated in a Prospectus Supplement, the net proceeds received by the Company from the sale of Securities will be used by the Company for general corporate purposes including the repayment of corporate debt.

DESCRIPTION OF CAPITAL STRUCTURE

        The Company's authorized share capital consists of an unlimited number of preference shares designated as Class A Preference Shares, issuable in series, an unlimited number of preference shares designated as Class AA Preference Shares, issuable in series, an unlimited number of Class A Limited Voting Shares, and 85,120 Class B Limited Voting Shares. As of June 25, 2013, the Company had 10,465,100 Class A Preference Shares, Series 2; 4,000,000 Class A Preference Shares, Series 4; 2,600,000 Class A Preference Shares, Series 5; 4,000,000 Class A Preference Shares, Series 7; 1,652,384 Class A Preference Shares, Series 8; 6,347,606 Class A Preference Shares, Series 9; 7,000,000 Class A Preference Shares, Series 12; 9,999,000 Class A Preference Shares, Series 13; 665,000 Class A Preference Shares, Series 14; 4,000,000 Class A Preference Shares, Series 15; 7,810,200 Class A Preference Shares, Series 16; 8,000,000 Class A Preference Shares, Series 17; 8,000,000 Class A Preference Shares, Series 18; 13,700,000 Class A Preference Shares, Series 19; 13,513,510 Class A Preference Shares, Series 20; 6,000,000 Class A Preference Shares, Series 21; 12,000,000 Class A Preference Shares, Series 22; 11,000,000 Class A Preference Shares, Series 24; 10,000,000 Class A Preference Shares, Series 26; 9,400,000 Class A Preference Shares Series 28; 10,000,000 Class A Preference Shares, Series 30; 12,000,000 Class A Preference Shares, Series 32; 10,000,000 Class A Preference Shares, Series 34; 8,000,000 Class A Preference Shares, Series 36; 8,000,000 Class A Preference Shares, Series 37; 625,093,314 Class A Limited Voting Shares; and 85,120 Class B Limited Voting Shares issued and outstanding.

DESCRIPTION OF THE PREFERENCE SHARES

        The following description sets forth certain general terms and provisions of the Preference Shares. The particular terms and provisions of a series of Preference Shares offered by a Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in such Prospectus Supplement.

Series

        The Preference Shares may be issued from time to time in one or more series. The board of directors of the Company will fix the number of shares in each series and the provisions attached to each series before issue.

Priority

        The Preference Shares rank senior to the Class AA Preference Shares, the Class A Limited Voting Shares, the Class B Limited Voting Shares and other shares ranking junior to the Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs. Each series of Preference Shares ranks on a parity with every other series of Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs.

Shareholder Approvals

        The Company shall not delete or vary any preference, right, condition, restriction, limitation or prohibition attaching to the Preference Shares as a class or create preference shares ranking in priority to or on parity with the Preference Shares except by special resolution passed by at least 66 2/3% of the votes cast at a meeting of the holders of the Preference Shares duly called for that purpose, in accordance with the provisions of the articles of the Company. Each holder of Preference Shares entitled to vote at a class meeting of holders of Preference Shares, or at a joint meeting of the holders of two or more series of Preference Shares, has one vote in respect of each C$25.00 of the issue price of each Preference Share held by such holder.

DESCRIPTION OF THE CLASS A LIMITED VOTING SHARES

        The following description sets forth certain general terms and provisions of the Class A Limited Voting Shares. The particular terms and provisions of Class A Limited Voting Shares offered by a Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in such Prospectus Supplement.

Dividend Rights and Rights Upon Dissolution or Winding-Up

        The Class A Limited Voting Shares rank on parity with the Class B Limited Voting Shares and rank after the Class A Preference Shares, the Class AA Preference Shares and any other senior-ranking shares outstanding from time to time with respect to the payment of dividends (if, as and when declared by the board of directors of the Company) and return of capital on the liquidation, dissolution or winding-up of the Company or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs.

Voting Rights

        Except as set out below under "Election of Directors", each holder of a Class A Limited Voting Share is entitled to notice of, and to attend and vote at, all meetings of the Company's shareholders (except meetings at which only holders of another specified class or series of shares are entitled to vote) and is entitled to cast at any such meeting one vote per Class A Limited Voting Share held. Subject to applicable law and in addition to any other required shareholder approvals, all matters approved by shareholders (other than the election of directors), must be approved by: (i) a majority or, in the case of matters that require approval by a special resolution of shareholders, at least 66 2/3%, of the votes cast by holders of Class A Limited Voting Shares who vote in respect of the resolution or special resolution, as the case may be, and (ii) a majority or, in the case of matters that require approval by a special resolution of shareholders, at least 66 2/3%, of the votes cast by holders of Class B Limited Voting Shares who vote in respect of the resolution or special resolution, as the case may be.

Election of Directors

        In the election of directors, holders of Class A Limited Voting Shares, together, in certain circumstances, with the holders of certain series of Class A Preference Shares, are entitled to elect one-half of the board of directors of the Company, provided that if the holders of Class A Preference Shares, Series 1, Series 2 or Series 3 become entitled to elect two or three directors, as the case may be, the numbers of directors to be elected by holders of Class A Limited Voting Shares, together, in certain circumstances with the holders of Class A Preference Shares, shall be reduced by the number of directors to be elected by holders of Class A Preference Shares, Series 1, Series 2 and Series 3. Holders of Class B Limited Voting Shares are entitled to elect the other one-half of the board of directors of the Company.

        Each holder of Class A Limited Voting Shares has the right to cast a number of votes equal to the number of Class A Limited Voting Shares held by the holder multiplied by the number of directors to be elected by the holder and the holders of shares of the classes or series of shares entitled to vote with the holder of Class A Limited Voting Shares in the election of directors. A holder of Class A Limited Voting Shares may cast all such votes in favour of one candidate or distribute such votes among its candidates in any manner the holder of

Class A Limited Voting Shares sees fit. Where a holder of Class A Limited Voting Shares has voted for more than one candidate without specifying the distribution of votes among such candidates, the holder of Class A Limited Voting Shares will be deemed to have divided the holder's votes equally among the candidates for whom the holder of Class A Limited Voting Shares voted.

DESCRIPTION OF DEBT SECURITIES

        The following description sets forth certain general terms and provisions of the Debt Securities. The particular terms and provisions of the series of Debt Securities offered by a Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in such Prospectus Supplement.

        The Debt Securities will be issued under an indenture dated as of September 20, 1995, as supplemented, (the "Indenture") between the Company and Computershare Trust Company of Canada (formerly, Montreal Trust Company of Canada), as trustee (the "Trustee"). The Indenture is subject to the provisions of the Business Corporations Act (Ontario) and, consequently, is exempt from the operation of certain provisions of the Trust Indenture Act of 1939 pursuant to Rule 4d-9 thereunder. A copy of the form of the Indenture has been filed with the Commission as an exhibit to the Registration Statement of which this Prospectus is a part and is also available on the Company's SEDAR profile at www.sedar.com. The following statements with respect to the Indenture and the Indenture Securities (as hereinafter defined) are brief summaries of certain provisions of the Indenture and do not purport to be complete; such statements are subject to the detailed referenced provisions of the Indenture, including the definition of capitalized terms used under this caption. Wherever particular sections or defined terms of the Indenture are referred to, the statement is qualified in its entirety by such reference. The term "Indenture Securities", as used under this caption, refers to all securities issued under the Indenture, including the Debt Securities.

General

        The Indenture does not limit the aggregate principal amount of Indenture Securities (which may include debentures, notes and other unsecured evidences of indebtedness) which may be issued thereunder, and Indenture Securities may be issued thereunder from time to time in one or more series and may be denominated and payable in foreign currencies or units based on or relating to foreign currencies, including European currency units. Special Canadian and United States federal income tax considerations applicable to any Indenture Securities so denominated will be described in the Prospectus Supplement relating thereto. Unless otherwise indicated in the applicable Prospectus Supplement, the Indenture permits the Company to increase the principal amount of any series of Indenture Securities previously issued and to issue such increased principal amount. (Section 301)

        The applicable Prospectus Supplement will set forth the following terms relating to the offered Debt Securities: (1) the specific designation of the offered Debt Securities; (2) any limit on the aggregate principal amount of the offered Debt Securities; (3) the date or dates, if any, on which the offered Debt Securities will mature and the portion (if less than all of the principal amount) of the offered Debt Securities to be payable upon declaration of acceleration of maturity; (4) the rate or rates per annum (which may be fixed or variable) at which the offered Debt Securities will bear interest, if any, the date or dates from which any such interest will accrue and on which any such interest will be payable and the Regular Record Dates for any interest payable on the offered Debt Securities which are in registered form ("Registered Debt Securities"); (5) any mandatory or optional redemption or sinking fund provisions, including the period or periods within which the price or prices at which and the terms and conditions upon which the offered Debt Securities may be redeemed or purchased at the option of the Company or otherwise; (6) whether the offered Debt Securities will be issuable in registered form or bearer form or both and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the offered Debt Securities in bearer form and as to exchanges between registered and bearer form; (7) whether the offered Debt Securities will be issuable in the form of one or more registered global securities ("Registered Global Securities") and, if so, the identity of the Depository for such Registered Global Securities; (8) the denominations in which any of the offered Debt Securities will be issuable if in other than denominations of $1,000 and any multiple thereof; (9) each office or agency where the principal of, and any premium and interest on, the offered Debt Securities will be payable and each office or agency where the offered Debt Securities may be presented for registration of transfer or exchange; (10) if other than U.S. dollars, the foreign currency or the units based on or relating to foreign currencies in which the offered Debt Securities are denominated and/or in which the payment of the principal of, and any premium and interest on, the offered Debt Securities will or may be payable; (11) any other terms of the offered Debt Securities, including covenants and additional Events of Default. Special Canadian and United States federal income tax considerations applicable to the offered Debt Securities, the amount of principal thereof and any premium and interest thereon will be described in the Prospectus Supplement relating thereto. Unless otherwise indicated in the applicable Prospectus Supplement, the Indenture does not afford the Holders the right to tender Indenture Securities to the Company for repurchase, or provide for any increase in the rate or rates of interest per annum at which the Indenture Securities will bear interest, in the event the Company should become involved in a highly leveraged transaction or in the event of a change in control of the Company. (Section 301)

        Indenture Securities may be issued bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, to be offered and sold at a discount below their stated principal amount. The Canadian and United States federal income tax consequences and other special considerations applicable to any such discounted Indenture Securities or other Indenture Securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or United States federal income tax purposes will be described in the Prospectus Supplement relating thereto. (Section 301)

        The Indenture Securities and any coupons appertaining thereto will be unsecured and will rank pari passu with each other and with all other unsecured and unsubordinated indebtedness for borrowed money of the Company. (Section 301)

Form, Denomination, Exchange and Transfer

        Unless otherwise indicated in the applicable Prospectus Supplement, the Indenture Securities will be issued only in fully registered form without coupons and in denominations of $1,000 or any integral multiple thereof. (Section 302) Indenture Securities may be presented for exchange and Registered Debt Securities may be presented for registration of transfer in the manner, at the places and, subject to the restrictions set forth in the Indenture and in the applicable Prospectus Supplement, without service charge, but upon payment of any taxes or the governmental charges due in connection therewith. The Company has appointed the Trustee as Security Registrar. (Section 305)

Payment

        Unless otherwise indicated in the applicable Prospectus Supplement, payment of the principal of, and any premium and interest on, Registered Debt Securities (other than a Registered Global Security) will be made at the office or agency of the Trustee in Toronto, Canada, except that, at the option of the Company, payment of any interest may be made (i) by check mailed to the address of the Person entitled thereto at such address as shall appear in the Security Register or (ii) by wire transfer to an account maintained by the Person entitled thereto as specified in the Security Register. (Sections 305, 307 and 1002) Unless otherwise indicated in the applicable Prospectus Supplement, payment of any interest due on Registered Debt Securities will be made to the Persons in whose name such Registered Debt Securities are registered at the close of business on the Regular Record Date for such interest payment. (Section 307)

Registered Global Securities

        The Registered Debt Securities of a particular series may be issued in the form of one or more Registered Global Securities which will be registered in the name of, and deposited with, one or more Depositories or nominees, each of which will be identified in the Prospectus Supplement relating to such series. Unless and until exchanged, in whole or in part, for Indenture Securities in definitive registered form, a Registered Global Security may not be transferred except as a whole by the Depository for such Registered Global Security to a nominee of such Depository, by a nominee of such Depository to such Depository or another nominee of such Depository or by such Depository or any such nominee to a successor of such Depository or a nominee of such successor. (Section 305)

        The specific terms of the depository arrangement with respect to any portion of a particular series of Indenture Securities to be represented by a Registered Global Security will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will apply to all depository arrangements.

        Upon the issuance of a Registered Global Security, the Depository therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the Indenture Securities represented by such Registered Global Security to the accounts of such persons having accounts with such Depository or its nominee ("participants") as shall be designated by the underwriters, investment dealers or agents participating in the distribution of such Indenture Securities or by the Company if such Indenture Securities are offered and sold directly by the Company. Ownership of beneficial interests in a Registered Global Security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a Registered Global Security will be shown on, and the transfer of such ownership will be effected only through, records maintained by the Depository therefor or its nominee (with respect to beneficial interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states in the United States require certain purchasers of securities to take physical delivery thereof in definitive form. Such depository arrangements and such laws may impair the ability to transfer beneficial interests in a Registered Global Security.

        So long as the Depository for a Registered Global Security or its nominee is the registered owner thereof, such Depository or such nominee, as the case may be, will be considered the sole owner or Holder of the Indenture Securities represented by such Registered Global Security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Registered Global Security will not be entitled to have Indenture Securities of the series represented by such Registered Global Security registered in their names, will not receive or be entitled to receive physical delivery of Indenture Securities of such series in definitive form and will not be considered the owners or Holders thereof under the Indenture.

        Principal, premium, if any, and interest payments on a Registered Global Security registered in the name of a Depository or its nominee will be made to such Depository or nominee, as the case may be, as the registered owner of such Registered Global Security. None of the Company, the Trustee or any paying agent for Indenture Securities of the series represented by such Registered Global Security will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial interests in such Registered Global Security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

        The Company expects that the Depository for a Registered Global Security or its nominee, upon receipt of any payment of principal, premium or interest, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Registered Global Security as shown on the records of such Depository or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Registered Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name", and will be the responsibility of such participants.

        No Registered Global Security may be exchanged in whole or in part for Securities registered, and no transfer of a Registered Global Security in whole or in part may be registered, in the name of any Person other than the Depository for such Registered Global Security or a nominee thereof unless (A) such Depository (i) has notified the Company that it is unwilling or unable to continue as Depository for such Registered Global Security or (ii) has ceased to be a clearing agency registered under the Exchange Act, and a successor securities Depository is not obtained, (B) there shall have occurred and be continuing an Event of Default with respect to such Registered Global Security, (C) the Company determines, in its sole discretion, that the Securities of such series shall no longer be represented by such Registered Global Security and executes and delivers to the Trustee a Company Order that such Registered Global Security shall be so exchangeable and the transfer thereof so registerable or (D) there shall exist such circumstances, if any, in addition to or in lieu of the foregoing as have been specified for this purpose as contemplated in the Indenture. (Section 305)

Consolidation, Merger, Amalgamation and Sale of Assets

        The Company shall not enter into any transaction (whether by way of reorganization, reconstruction, consolidation, amalgamation, merger, transfer, sale or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other Person (the "Successor Corporation") unless: (a) the Company and the Successor Corporation shall execute, prior to or contemporaneously with the consummation of such transaction, such instruments and do such things as, in the opinion of counsel, shall be necessary or advisable to establish that, upon the consummation of such transaction, (i) the Successor Corporation will have assumed all the covenants and obligations of the Company under the Indenture in respect of the Indenture Securities of every series and (ii) the Indenture Securities of every series will be valid and binding obligations of the Successor Corporation entitling the Holders thereof, as against the Successor Corporation, to all the rights of Holders of Indenture Securities under the Indenture; and (b) such transaction shall be on such terms and shall be carried out at such times and otherwise in such manner as shall not be prejudicial to the interests of the Holders of the Indenture Securities of each and every series or to the rights and powers of the Trustee under the Indenture. (Section 801)

Events of Default

        Unless otherwise indicated in any Prospectus Supplement, each of the following will constitute an Event of Default under the Indenture with respect to Indenture Securities of any series: (a) failure to pay principal of, or any premium on, any Indenture Security of that series when due; (b) failure to pay any interest on any Indenture Securities of that series when due, which failure continues for 30 days; (c) default in the payment of principal and interest on any Indenture Security required to be purchased pursuant to an Offer to Purchase required to be made pursuant to the terms of the Indenture Securities of such series; (d) failure to deposit any sinking fund payment, when due, in respect of any Indenture Security of that series; (e) failure to perform any other covenant of the Company in the Indenture (other than a covenant included in the Indenture solely for the benefit of a series other than that series), which failure continues for 60 days after written notice has been given by the Trustee or the Holders of at least 25% in aggregate principal amount of Outstanding Securities of that series, as provided in the Indenture; (f) failure by the Company to make any payment of principal of, or interest on, any obligation for borrowed money (other than an obligation payable on demand or maturing less than 12 months from the creation or issue thereof) when due or within any originally stated applicable grace period having an outstanding principal amount in excess of 5% of the Company's Consolidated Net Worth in the aggregate at the time of default or any failure in the performance of any other covenant of the Company contained in any instrument under which such obligations are created or issued and if the holders thereof, or a trustee, if any, for such holders declare such obligations to be due and payable prior to the stated maturities thereof, provided that if such default is waived by such holders or trustee, then the Event of Default under the Indenture shall be deemed to be waived without further action on the part of the Trustee or the Holders; (g) certain events of bankruptcy, insolvency or reorganization affecting the Company; and (h) any other Events of Default provided with respect to the Indenture Securities of such series, as described in the applicable Prospectus Supplement. (Section 501)

        If an Event of Default (other than an Event of Default described in clause (g) above) with respect to the Indenture Securities of any series at the time outstanding shall occur and be continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of Outstanding Securities of that series by notice, as provided in the Indenture, may declare the principal amount of the Indenture Securities of that series to be due and payable immediately. If an Event of Default described in clause (g) above with respect to the Indenture Securities of any series at the time outstanding shall occur, the principal amount of all the Indenture Securities of that series will automatically, and without any action by the Trustee or any Holder, become immediately due and payable. After any such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of the Outstanding Securities of that series may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal (or other specified amount), have been cured or waived as provided in the Indenture. (Section 502) For information as to waiver of defaults, see "— Modification and Waiver".

        The Indenture provides that the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. (Section 603) Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in aggregate principal amount of the Outstanding Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Indenture Securities of that series. (Section 512)

        No Holder of an Indenture Security of any series will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless (i) such Holder has previously given to the Trustee written notice of a continuing Event of Default with respect to the Indenture Securities of that series, (ii) the Holders of at least 25% in aggregate principal amount of the Outstanding Securities of that series have made a written request, and such Holder or Holders have offered reasonable indemnity, to the Trustee to institute such proceeding as trustee and (iii) the Trustee has failed to institute such proceeding, and has not received from the Holders of a majority in aggregate principal amount of the Outstanding Securities of that series a direction inconsistent with such request, within 60 days after such notice, request and offer. (Section 507) However, such limitations do not apply to a suit instituted by a Holder of an Indenture Security for the enforcement of payment of the principal of, or of any premium or interest on, such Indenture Security on or after the applicable due date specified in such Indenture Security. (Section 508)

        The Company is required to furnish to the Trustee quarterly a statement by certain of its officers as to whether or not the Company, to their knowledge, is in default in the performance or observance of any of the terms, provisions and conditions of the Indenture and, if so, specifying all such known defaults. (Section 1004)

Defeasance

        The Indenture provides that, at the option of the Company, the Company will be discharged from any and all obligations in respect of the Outstanding Securities upon irrevocable deposit with the Trustee, in trust, of money and/or Government Obligations which will provide money in an amount sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of or premium, if any, and each instalment of interest, if any, on the Outstanding Securities ("Defeasance"). Such trust may only be established if, among other things: (i) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or there has been a change in law which, in the Opinion of Counsel, provides that Holders of the Outstanding Securities will not recognize gain or loss for United States federal income tax purposes as a result of such Defeasance and will be subject to United States federal income tax on the same amount, in the same manner and at the same times as would have been the case if such Defeasance had not occurred; (ii) the Company has delivered to the Trustee an opinion of Canadian counsel or a ruling from Revenue Canada (now Canada Revenue Agency) to the effect that the Holders of the Outstanding Securities will not recognize income, gain or loss for Canadian federal, provincial or territorial income tax or other tax purposes as a result of such Defeasance and will be subject to Canadian federal or provincial income tax and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that Holders of the Securities include Holders who are not resident in Canada); (iii) no Event of Default or event that, with the passing of time or the giving of notice or both, shall constitute an Event of Default shall have occurred or be continuing; (iv) the Company has delivered to the Trustee an Opinion of Counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the Investment Company Act of 1940; and (v) certain other customary conditions precedent are satisfied. The Company may exercise its Defeasance option notwithstanding its prior exercise of its Covenant Defeasance option described in the following paragraph if the Company meets the conditions described in the preceding sentence at the time the Company exercises the Defeasance option.

        The Indenture provides that, at the option of the Company, unless and until the Company has exercised its Defeasance option described in the preceding paragraph, the Company may omit to comply with certain restrictive covenants and such omission shall not be deemed to be an Event of Default under the Indenture and the Outstanding Securities upon irrevocable deposit with the Trustee, in trust, of money and/or Government Obligations which will provide money in an amount sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of and premium, if any, and each instalment of interest, if any, on the Outstanding Securities ("Covenant Defeasance"). In the event the Company exercises its Covenant

Defeasance option, the obligations under the Indenture (other than with respect to such covenants and the Events of Default other than the Events of Default relating to such covenants above) shall remain in full force and effect. Such trust may only be established if, among other things: (i) the Company has delivered to the Trustee an Opinion of Counsel to the effect that the Holders of the Outstanding Securities will not recognize gain or loss for United States federal income tax purposes as a result of such Covenant Defeasance and will be subject to United States federal income tax on the same amount, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (ii) the Company has delivered to the Trustee an opinion of Canadian counsel or a ruling from Revenue Canada (now Canada Revenue Agency) to the effect that the Holders of the Outstanding Securities will not recognize income, gain or loss for Canadian federal, provincial or territorial income tax or other tax purposes as a result of such Covenant Defeasance and will be subject to Canadian federal or provincial income tax and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Covenant Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that Holders of the Indenture Securities include Holders who are not resident in Canada); (iii) no Event of Default or event that, with the passing of time or the giving of notice or both, shall constitute an Event of Default shall have occurred or be continuing; (iv) the Company has delivered to the Trustee an Opinion of Counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the Investment Company Act of 1940; and (v) certain other customary conditions precedent are satisfied. (Article Thirteen)

Modification and Waiver

        Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Outstanding Securities of each series of Indenture Securities affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Security affected thereby, (a) change the Stated Maturity of the principal of, or any instalment of interest on, any Outstanding Security, (b) reduce the principal amount of (or the premium), or interest on, any Outstanding Security, (c) reduce the amount of the principal of any Outstanding Security payable upon the acceleration of the maturity thereof, (d) change the place or currency of payment of principal of (or the premium), or interest on, any Outstanding Security, (e) impair the right to institute suit for the enforcement of any payment on or with respect to any Outstanding Security, (f) reduce the above-stated percentage of Outstanding Securities necessary to modify or amend the Indenture, (g) reduce the percentage of aggregate principal amount of Outstanding Securities necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults, (h) modify any provisions of the Indenture relating to the modification and amendment of the Indenture or the waiver of past defaults or covenants, except as otherwise specified or (i) following the mailing of any Offer to Purchase, modify any Offer to Purchase for such Outstanding Security required to be made pursuant to the terms of such Outstanding Security in a manner materially adverse to the Holders thereof. (Section 902)

        The Holders of a majority in aggregate principal amount of the Outstanding Securities of any series, on behalf of all Holders of Outstanding Securities of such series, may waive compliance by the Company with certain restrictive provisions of the Indenture. (Section 1009) Subject to certain rights of the Trustee, as provided in the Indenture, the Holders of a majority in aggregate principal amount of the Outstanding Securities, on behalf of all holders of Outstanding Securities of such series, may waive any past default under the Indenture, except a default in the payment of principal, premium or interest or in respect of a covenant or provision of the Indenture which under Article Nine of the Indenture cannot be modified or amended without the consent of the Holder of each Outstanding Security of such series affected. (Section 513)

Consent to Jurisdiction and Service

        The Indenture provides that the Company irrevocably appoint CT Corporation System, 1633 Broadway, New York, New York, 10019, as its agent for service of process in any suit, action or proceeding arising out of or relating to the Indenture and the Indenture Securities and for actions brought under federal or state securities laws brought in any federal or state court located in the Borough of Manhattan in the City of New York and submit to such jurisdiction.

Enforceability of Judgments

        Since a substantial portion of the Company's assets are outside the United States, any judgment obtained in the United States against the Company, including any judgment with respect to the payment of interest and principal on the Indenture Securities, may not be collectible within the United States.

        The Company has been informed by its Canadian counsel, Torys LLP ("Torys"), that a court of competent jurisdiction in the Province of Ontario would enforce a final and conclusive judgment in personam of a court sitting in the Borough of Manhattan, the City of New York, New York (a "New York Court") that is subsisting and unsatisfied respecting the enforcement of the Indenture and the Indenture Securities that is not impeachable as void or voidable under the internal laws of the State of New York for a sum certain if: (i) the court rendering such judgment had jurisdiction over the judgment debtor, as recognized by the courts of the Province of Ontario (and submission by the Company in the Indenture to the jurisdiction of the New York Court will be sufficient for the purpose); (ii) such judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with public policy, as such term is understood under the laws of the Province of Ontario, or contrary to any order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada); (iii) the enforcement of such judgment does not constitute, directly or indirectly, the enforcement of foreign revenue or penal laws; and (iv) the action to enforce such judgment is commenced within the applicable limitation period. The Company has been advised by Torys that a monetary judgment of a New York Court predicated solely upon the civil liability provisions of United States federal securities laws would likely be enforceable in the Province of Ontario if the New York Court had a basis for jurisdiction in the matter that would be recognized by a court in Ontario for such purposes. There is no assurance that this will be the case. It is less certain that an action could be brought in the Province of Ontario in the first instance on the basis of liability predicated solely upon such laws.

Governing Law

        The Indenture and the Indenture Securities will be governed by the laws of the State of New York, except with respect to the rights, powers, duties or responsibility of the Trustee which shall be governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein. (Section 113)

The Trustee

        The Trustee under the Indenture is Computershare Trust Company of Canada.

Certain Definitions

        Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided. (Section 101)

        "Affiliate" of any Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person. For the purposes of this definition, "control", when used with respect to any Person, means the power to influence the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" having meanings correlative to the foregoing.

        "Capital Lease Obligation" of any Person means the obligation to pay rent or other payment amounts under a lease of (or other Debt arrangements conveying the right to use) real or personal property of such Person which is required to be classified and accounted for as a capital lease or a liability on the face of a balance sheet of such Person in accordance with Canadian generally accepted accounting principles and which has a term of at least 36 months. The stated maturity of such obligation shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

        "Capital Stock" of any Person means any and all shares, interests, participations or other equivalents (however designated) of corporate stock or other equity participations, including partnership interests whether general or limited, of such Person.

        "Common Stock" of any Person means Capital Stock of such Person that does not rank prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding-up of such Person, to shares of Capital Stock of any other class of such Person.

        "Consolidated Net Worth" of any Person means the consolidated stockholders' equity of such Person, determined on a consolidated basis in accordance with Canadian generally accepted accounting principles, plus, without duplication, Qualifying Subordinated Debt and Deferred Credits; provided that, with respect to the Company, adjustments following the date of the Indenture to the accounting books and records of the Company in accordance with U.S. Accounting Principles Board Opinions Nos. 16 and 17 (or successor opinions thereto), or comparable standards in Canada, or otherwise resulting from the acquisition of control of the Company by another Person shall not be given effect.

        "Debt" means (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person and whether or not contingent, (i) every obligation of such Person for money borrowed, (ii) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses, (iii) every reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person, (iv) every obligation of such Person issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business which are not overdue or which are being contested in good faith), (v) every Capital Lease Obligation of such Person, (vi) every obligation that could not be considered as interest in accordance with Canadian generally accepted accounting principles under Interest Rate or Currency Protection Agreements of such Person and (vii) every obligation of the type referred to in clauses (i) through (vi) of another Person and all dividends of another Person the payment of which, in either case, such Person has Guaranteed or is responsible or liable for, directly or indirectly, as obligator, Guarantor or otherwise.

        "Deferred Credits" means the deferred credits of the Company and its Subsidiaries determined on a consolidated basis in accordance with Canadian generally accepted accounting principles.

        "Government Obligation" means (x) any security which is (i) a direct obligation of the government which issued the currency, or a direct obligation of the Government of Canada issued in such currency, in which the Indenture Securities of a particular series are denominated for the payment of which its full faith and credit is pledged or (ii) obligations of a Person the payment of which is unconditionally guaranteed as its full faith and credit obligation by such government which, in the case of either subclause (i) or (ii) of this clause (x), is not callable or redeemable at the option of the issuer thereof and (y) any depositary receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act) as custodian with respect to any Government Obligation which is specified in clause (x) above and held by such bank for the account of the holder of such depositary receipt, or with respect to any specific payment of principal of or interest on any Government Obligation which is so specified and held, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of principal or interest evidenced by such depositary receipt.

        "Guarantee" by any Person means any obligation, contingent or otherwise, of such Person guaranteeing or having the economic effect of guaranteeing any Debt of any other Person (the "primary obligor") in any manner, whether directly or indirectly, and including, without limitation, any obligation of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Debt or to purchase (or to advance or supply funds for the purchase of) any security for the payment of such Debt, (ii) to purchase property, securities or services for the purpose of assuring the holder of such Debt of the payment of such Debt or (iii) to maintain working capital, equity capital or other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Debt (and "Guaranteed", "Guaranteeing" and "Guarantor" shall have meanings correlative to the foregoing); provided, however, that the Guarantee by any Person shall not include endorsements by such Person for collection or deposit, in either case, in the ordinary course of business.

        "Interest Rate or Currency Protection Agreement" of any Person means any interest rate protection agreement (including, without limitation, interest rate swaps, caps, floors, collars and similar agreements), and/or other types of interest hedging agreements, and any currency protection agreement (including foreign exchange contracts, currency swap agreements or other currency hedging arrangements).

        "Qualifying Subordinated Debt" means Debt of the Company (i) which by its terms provides that the payment of principal of (and premium, if any) and interest on, and all other payment obligations in respect of, such Debt shall be subordinate to the prior payment in full of the Indenture Securities to at least the extent that no payment of principal of (or premium, if any) or interest on or otherwise due in respect of such Debt may be made for so long as there exists any default in the payment of principal (or premium, if any) or interest on the Indenture Securities or any other default that, with the passing of time or the giving of notice or both, would constitute an event of default with respect to the Indenture Securities and (ii) which expressly by its terms gives the Company the right to make payments of principal in respect of such Debt in Common Stock of the Company.

        "Stated Maturity", when used with respect to any Indenture Security or any instalment of principal thereof or interest thereon, means the date specified in such Indenture Security as the fixed date on which the principal of such Indenture Security or such instalment of principal or interest is due and payable.

PLAN OF DISTRIBUTION

        The Company may sell Securities to or through underwriters or dealers and also may sell Securities directly to purchasers or through agents.

        The distribution of Securities of any series may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers.

        In connection with the sale of Securities, underwriters may receive compensation from the Company or from purchasers of Securities for whom they may act as agents in the form of concessions or commissions. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters and any commissions received by them from the Company and any profit on the resale of Securities by them may be deemed to be underwriting commissions under the Securities Act. Any such person that may be deemed to be an underwriter with respect to Securities of any series will be identified in the Prospectus Supplement relating to such series.

        The Prospectus Supplement relating to each series of Securities will also set forth the terms of the offering of the Securities of such series, including, to the extent applicable, the names of any underwriters or agents, the purchase price or prices of the offered Securities, the initial offering price, the proceeds to the Company from the sale of the offered Securities, the underwriting discounts and commissions and any discounts, commissions and concessions allowed or reallowed or paid by any underwriter to other dealers.

        If so indicated in the applicable Prospectus Supplement, the Company may authorize dealers or other persons acting as the Company's agents to solicit offers by certain institutions to purchase the offered Securities directly from the Company pursuant to contracts providing for payment and delivery on a future date. These contracts will be subject only to the conditions set forth in the applicable Prospectus Supplement which will also set forth the commission payable for solicitation of these contracts.

        Under agreements which may be entered into by the Company, underwriters, dealers and agents who participate in the distribution of Securities may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act and Canadian provincial securities legislation, or to contribution with respect to payments which those underwriters, dealers or agents may be required to make in respect thereof. Those underwriters, dealers and agents may be customers of, engage in transactions with or perform services for the Company or its subsidiaries in the ordinary course of business.

        Each series of Securities will be a new issue of securities with no established trading market. Unless otherwise specified in a Prospectus Supplement relating to a series of Securities, the Securities will not be listed on any securities exchange. Certain broker-dealers may make a market in Securities but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any broker-dealer will make a market in the Securities of any series or as to the liquidity of the trading market for the Securities of any series.

        In connection with any underwritten offering of Securities, the underwriters or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

RISK FACTORS

        An investment in the Securities is subject to a number of risks. Before deciding whether to invest in the Securities, investors should consider carefully the risks relating to the Company described below, the risk factors set forth in the relevant Prospectus Supplement and the information incorporated by reference in this Prospectus. Specific reference is made to the sections entitled "Business Environment and Risks" in the management's discussion and analysis of the Company, which is incorporated by reference in this Prospectus.

No Existing Trading Market

        There is currently no market through which the Debt Securities or the Preference Shares may be sold and purchasers of Debt Securities or Preference Shares may not be able to resell such Debt Securities or Preference Shares purchased under this Prospectus. There can be no assurance that an active trading market will develop for the Debt Securities or the Preference Shares after an offering or, if developed, that such market will be sustained. This may affect the pricing of the Debt Securities or the Preference Shares in the secondary market, the transparency and availability of trading prices, the liquidity of the Debt Securities or the Preference Shares and the extent of issuer regulation.

        The public offering prices of the Securities may be determined by negotiation between the Company and underwriters based on several factors and may bear no relationship to the prices at which the Securities will trade in the public market subsequent to such offering. See "Plan of Distribution".

Stock Exchange Prices

        The trading price of the Class A Limited Voting Shares in the open market is subject to volatility and cannot be predicted. Holders of Class A Limited Voting Shares may not be able to resell their Class A Limited Voting Shares at or above the price at which they purchased their Class A Limited Voting Shares due to such trading price fluctuations. The trading price could fluctuate significantly in response to factors both related and unrelated to Brookfield's operating performance and/or future prospects, including, but not limited to: (i) variations in Brookfield's quarterly or annual operating results and financial condition; (ii) changes in government laws, rules or regulations affecting Brookfield's businesses; (iii) material announcements by Brookfield's competitors; (iv) market conditions and events specific to the industries in which Brookfield operates; (v) changes in general economic conditions; (vi) differences between Brookfield's actual financial and operating results and those expected by investors and analysts; (vii) changes in analysts' recommendations or earnings projections; (viii) changes in the extent of analysts' interest in covering the Company and its publicly-traded affiliates; (ix) the depth and liquidity of the market for the Class A Limited Voting Shares; (x) dilution from the issuance of additional equity; (xi) investor perception of Brookfield's businesses and industries; (xii) investment restrictions; (xiii) Brookfield's dividend policy; (xiv) the departure of key executives; (xv) sales of Class A Limited Voting Shares by senior management or significant shareholders; and (xvi) the materialization of other risks described in the Company's management's discussion and analysis.

Reliance on Subsidiaries

        The Company conducts a significant amount of its operations through subsidiaries. Although the Debt Securities are senior obligations of the Company, they are effectively subordinated to all existing and future liabilities of the Company's consolidated subsidiaries and operating companies. The Indenture does not restrict the ability of the Company's subsidiaries to incur additional indebtedness. Because the Company conducts a significant amount of its operations through subsidiaries, the Company's ability to service its indebtedness and pay dividends on its Securities is dependent on dividends and other distributions it receives from subsidiaries and major investments. Certain of the instruments governing the indebtedness of the companies in which the Company has an investment may restrict the ability of such companies to pay dividends or make other payments on investments under certain circumstances.

Foreign Currency Risks

        In addition, Securities denominated or payable in foreign currencies may entail significant risks, and the extent and nature of such risks change continuously. These risks include, without limitation, the possibility of significant fluctuations in the foreign currency market, the imposition or modification of foreign exchange controls and potential illiquidity in the secondary market. These risks will vary depending on the currency or currencies involved. Prospective purchasers should consult their own financial and legal advisors as to the risks entailed in an investment in Securities denominated in currencies other than Canadian dollars. Such Securities are not an appropriate investment for investors who are unsophisticated with respect to foreign currency transactions.

Credit Ratings

        There is no assurance that any credit rating, if any, assigned to Securities issued hereunder will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency. A lowering or withdrawal of such rating may have an adverse effect on the market value of the Securities.

Interest Rate Risks

        Prevailing interest rates will affect the market price or value of the Debt Securities and the Preference Shares. The market price or value of the Debt Securities and the Preference Shares will decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

Dilution

        The Company may undertake additional offerings of Class A Limited Voting Shares and of securities convertible into Class A Limited Voting Shares in the future. The increase in the number of Class A Limited Voting Shares issued and outstanding and the possibility of sales of such Class A Limited Voting Shares may depress the price of the Class A Limited Voting Shares. In addition, as a result of the issuance such additional Class A Limited Voting Shares, the voting power of the Company's existing holders of Class A Limited Voting Shares will be diluted.

Ranking of the Debt Securities

        The Debt Securities will not be secured by any assets of the Company. Therefore, holders of secured indebtedness of the Company would have a claim on the assets securing such indebtedness that effectively ranks prior to the claim of holders of the Debt Securities and would have a claim that ranks equal with the claim of holders of Debt Securities to the extent that such security did not satisfy the secured indebtedness. Furthermore, although covenants given by the Company in various agreements may restrict incurring secured indebtedness, such indebtedness may, subject to certain conditions, be incurred.

EXEMPTIVE RELIEF

        Pursuant to a decision document dated October 18, 2011 issued by the applicable securities regulators, the Company was granted exemptive relief from certain of the restricted securities requirements in National Instrument 51-102 Continuous Disclosure Obligations, National Instrument 41-101 General Prospectus Requirements and Ontario Securities Commission Rule 56-501 — Restricted Shares.

 LEGAL MATTERS

        Unless otherwise specified in a Prospectus Supplement relating to a series of Securities, certain matters of Canadian and United States law relating to the validity of the Securities will be passed upon for the Company by Torys in Toronto, Ontario, and New York, New York. The partners and associates of Torys, as a group, beneficially own, directly or indirectly, less than one percent of the outstanding securities of the Company.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been filed with the Commission as part of the Registration Statement on Form F-10 of which this Prospectus forms a part: the documents referred to under "Documents Incorporated by Reference"; the consent of Deloitte LLP; the consent of Torys; powers of attorney; and the trust indenture dated as of September 20, 1995 between the Company and Computershare Trust Company of Canada (formerly Montreal Trust Company of Canada), as trustee.

STATUTORY AND CONTRACTUAL RIGHTS OF WITHDRAWAL AND RESCISSION

        Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

        Original purchasers of Preference Shares or Debt Securities that are convertible, exchangeable or exercisable securities will have a contractual right of rescission against the Company in respect of the conversion, exchange or exercise of such Preference Shares or Debt Securities. The contractual right of rescission will entitle such original purchasers to receive the amount paid upon conversion, exchange or exercise, upon surrender of the underlying securities gained thereby, in the event that this Prospectus (as supplemented or amended) contains a misrepresentation, provided that both the conversion, exchange or exercise occurs, and the right of rescission is exercised, within 180 days of the date of the purchase of the Preference Shares or Debt Securities under this Prospectus (as supplemented or amended). This contractual right of rescission will be consistent with the statutory right of rescission described under section 130 of the Securities Act (Ontario), and is in addition to any other right or remedy available to original purchasers under section 130 of the Securities Act (Ontario) or otherwise at law.

        In an offering of Preference Shares or Debt Securities that are convertible, exchangeable or exercisable securities, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus is limited, in certain provincial securities legislation, to the price at which the Preference Shares or Debt Securities, as applicable, are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces, if the purchaser pays additional amounts upon conversion, exchange or exercise, as applicable, of the security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of this right of action for damages or consult with a legal adviser.

 CERTIFICATE OF THE COMPANY

Dated: June 26, 2013

        This short form base shelf prospectus, together with the documents incorporated in this prospectus by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the securities legislation of all of the provinces of Canada.

(Signed) J. BRUCE FLATT Chief Executive Officer	(Signed) BRIAN D. LAWSON Chief Financial Officer
On behalf of the Board of Directors
(Signed) THE HONOURABLE FRANK J. MCKENNA Director	(Signed) GEORGE S. TAYLOR Director

C-1

 Amendment No. 1 dated November 29, 2013 to the Short Form Base Shelf Prospectus dated June 26, 2013

        This amendment, together with the short form base shelf prospectus dated June 26, 2013 constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

US$2,000,000,000
BROOKFIELD ASSET MANAGEMENT INC.

Debt Securities
Class A Preference Shares
Class A Limited Voting Shares

        The short form base shelf prospectus of Brookfield Asset Management Inc. dated June 26, 2013 (the "Prospectus") is amended by providing that the maximum aggregate offering amount of securities that may be offered and issued from time to time under the Prospectus is increased from US$1,000,000,000 to US$2,000,000,000 and, in particular, deleting the references to US$1,000,000,000 contained on the face page of the Prospectus and substituting therefor "US$2,000,000,000". The first paragraph of the text on the face page of the Prospectus, as so amended, reads as follows:

    "Brookfield Asset Management Inc. (the "Company") may from time to time offer and issue (i) unsecured debt securities ("Debt Securities"), (ii) Class A Preference Shares ("Preference Shares") and (iii) Class A Limited Voting Shares ("Class A Limited Voting Shares") under this short form base shelf prospectus ("Prospectus"). The Debt Securities, the Preference Shares and the Class A Limited Voting Shares (collectively, the "Securities") offered hereby may be offered separately or together, in one or more series in an aggregate principal amount of up to US$2,000,000,000 (or the equivalent in other currencies or currency units) or, if any Debt Securities are offered at an original issue discount, such greater amount as shall result in an aggregate offering price of US$2,000,000,000. Securities of any series may be offered in such amount and with such terms as may be determined in light of market conditions. The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in an accompanying prospectus supplement ("Prospectus Supplement") and may include, where applicable (i) in the case of Debt Securities, the specific designation, aggregate principal amount, denomination (which may be in United States dollars, in any other currency or in units based on or relating to foreign currencies), maturity, interest rate (which may be fixed or variable) and time of payment of interest, if any, any terms for redemption at the option of the Company or the holders, any terms for sinking fund payments, any listing on a securities exchange, the initial public offering price (or the manner of determination thereof if offered on a non-fixed price basis) and any other specific terms, (ii) in the case of the Preference Shares, the designation of the particular class, series, aggregate principal amount, the number of shares offered, the issue price, the dividend rate, the dividend payment dates, any terms for redemption at the option of the Company or the holder, any exchange or conversion terms and any other specific terms and (iii) in the case of Class A Limited Voting Shares, the number of shares offered, the issue price and any other specific terms. Each such Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of each such Prospectus Supplement and only for the purposes of the distribution of the Securities to which such Prospectus Supplement pertains."

        THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Prospectus in accordance with the disclosure requirements of its home country. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements included or incorporated herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and are subject to foreign auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies. The Company's financial statements are subject to Canadian auditing and auditor independence standards and the standards of the Public Company Accounting Oversight Board.

        Prospective investors should be aware that the acquisition of the Securities may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein or in a Prospectus Supplement. Prospective investors should consult their own tax advisors with respect to their particular circumstances.

        The enforcement by investors of civil liabilities under the federal securities laws may be affected adversely by the fact that the Company is incorporated or organized under the laws of the Province of Ontario, that some or all of its officers and directors may be residents of Canada, that some or all of the underwriters or experts named in the registration statement may be residents of Canada and that all or a substantial portion of the assets of the Company and said persons may be located outside the United States.

 AGENT FOR SERVICE OF PROCESS

        Maureen Kempston Darkes, Lance Liebman, Youssef A. Nasr, Seek Ngee Huat, Diana L. Taylor, and Lord Gus O'Donnell are directors of the Company who reside outside of Canada (the "Non-Resident Directors"). The Non-Resident Directors have appointed the following agent for service of process in Canada:

Name of Person or Company	Name and Address of Agent
Maureen Kempston Darkes Lance Liebman Youssef A. Nasr Seek Ngee Huat Diana L. Taylor Lord Gus O'Donnell	Brookfield Asset Management Inc. Suite 300, Brookfield Place 181 Bay Street, Toronto, Ontario, Canada M5J 2T3

        Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process in Canada.

STATUTORY AND CONTRACTUAL RIGHTS OF WITHDRAWAL AND RESCISSION

        Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

        Original Canadian purchasers of Preference Shares or Debt Securities that are convertible, exchangeable or exercisable securities will have a contractual right of rescission against the Company in respect of the conversion, exchange or exercise of such Preference Shares or Debt Securities. The contractual right of rescission will entitle such original purchasers to receive the amount paid upon conversion, exchange or exercise, upon surrender of the underlying securities gained thereby, in the event that the Prospectus (as supplemented or amended)

2

contains a misrepresentation, provided that both the conversion, exchange or exercise occurs, and the right of rescission is exercised, within 180 days of the date of the purchase of the Preference Shares or Debt Securities under the Prospectus (as supplemented or amended). This contractual right of rescission will be consistent with the statutory right of rescission described under section 130 of the Securities Act (Ontario), and is in addition to any other right or remedy available to original purchasers under section 130 of the Securities Act (Ontario) or otherwise at law.

        In an offering of Preference Shares or Debt Securities that are convertible, exchangeable or exercisable securities, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus is limited, in certain provincial securities legislation, to the price at which the Preference Shares or Debt Securities, as applicable, are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces, if the purchaser pays additional amounts upon conversion, exchange or exercise, as applicable, of the security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of this right of action for damages or consult with a legal adviser.

3

 CERTIFICATE OF THE COMPANY

Dated: November 29, 2013

        The short form base shelf prospectus dated June 26, 2013 and this amendment, together with the documents incorporated in the prospectus by reference, will, as of the date of the last supplement to the prospectus relating to the securities offered by the prospectus and this amendment, and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this amendment, and the supplement(s) as required by the securities legislation of all of the provinces of Canada.

(Signed) J. BRUCE FLATT Chief Executive Officer	(Signed) BRIAN D. LAWSON Chief Financial Officer
On behalf of the Board of Directors
(Signed) THE HONOURABLE FRANK J. MCKENNA Director	(Signed) GEORGE S. TAYLOR Director

C-1

 Amendment No. 2 dated August 28, 2014 to the Short Form Base Shelf Prospectus dated June 26, 2013, as amended by Amendment No. 1 dated November 29, 2013

        This amendment, together with the short form base shelf prospectus dated June 26, 2013, as amended by Amendment No. 1 dated November 29, 2013 constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

US$3,000,000,000
BROOKFIELD ASSET MANAGEMENT INC.

Debt Securities
Class A Preference Shares
Class A Limited Voting Shares

        The short form base shelf prospectus of Brookfield Asset Management Inc. dated June 26, 2013, as amended by Amendment No. 1 dated November 29, 2013 (the "Prospectus") is further amended by providing that the maximum aggregate offering amount of securities that may be offered and issued from time to time under the Prospectus is increased from US$2,000,000,000 to US$3,000,000,000 and, in particular, deleting the references to US$2,000,000,000 contained on the face page of the Prospectus and substituting therefor "US$3,000,000,000". The first paragraph of the text on the face page of the Prospectus, as so amended, reads as follows:

    "Brookfield Asset Management Inc. (the "Company") may from time to time offer and issue (i) unsecured debt securities ("Debt Securities"), (ii) Class A Preference Shares ("Preference Shares") and (iii) Class A Limited Voting Shares ("Class A Limited Voting Shares") under this short form base shelf prospectus ("Prospectus"). The Debt Securities, the Preference Shares and the Class A Limited Voting Shares (collectively, the "Securities") offered hereby may be offered separately or together, in one or more series in an aggregate principal amount of up to US$3,000,000,000 (or the equivalent in other currencies or currency units) or, if any Debt Securities are offered at an original issue discount, such greater amount as shall result in an aggregate offering price of US$3,000,000,000. Securities of any series may be offered in such amount and with such terms as may be determined in light of market conditions. The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in an accompanying prospectus supplement ("Prospectus Supplement") and may include, where applicable (i) in the case of Debt Securities, the specific designation, aggregate principal amount, denomination (which may be in United States dollars, in any other currency or in units based on or relating to foreign currencies), maturity, interest rate (which may be fixed or variable) and time of payment of interest, if any, any terms for redemption at the option of the Company or the holders, any terms for sinking fund payments, any listing on a securities exchange, the initial public offering price (or the manner of determination thereof if offered on a non-fixed price basis) and any other specific terms, (ii) in the case of the Preference Shares, the designation of the particular class, series, aggregate principal amount, the number of shares offered, the issue price, the dividend rate, the dividend payment dates, any terms for redemption at the option of the Company or the holder, any exchange or conversion terms and any other specific terms and (iii) in the case of Class A Limited Voting Shares, the number of shares offered, the issue price and any other specific terms. Each such Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of each such Prospectus Supplement and only for the purposes of the distribution of the Securities to which such Prospectus Supplement pertains."

        THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Prospectus in accordance with the disclosure requirements of its home country. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements included or incorporated herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and are subject to foreign auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies. The Company's financial statements are subject to Canadian auditing and auditor independence standards and the standards of the Public Company Accounting Oversight Board.

        Prospective investors should be aware that the acquisition of the Securities may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein or in a Prospectus Supplement. Prospective investors should consult their own tax advisors with respect to their particular circumstances.

        The enforcement by investors of civil liabilities under the federal securities laws may be affected adversely by the fact that the Company is incorporated or organized under the laws of the Province of Ontario, that some or all of its officers and directors may be residents of Canada, that some or all of the underwriters or experts named in the registration statement may be residents of Canada and that all or a substantial portion of the assets of the Company and said persons may be located outside the United States.

 STATUTORY AND CONTRACTUAL RIGHTS OF WITHDRAWAL AND RESCISSION

        Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

        Original Canadian purchasers of Preference Shares or Debt Securities that are convertible, exchangeable or exercisable securities will have a contractual right of rescission against the Company in respect of the conversion, exchange or exercise of such Preference Shares or Debt Securities. The contractual right of rescission will entitle such original purchasers to receive the amount paid upon conversion, exchange or exercise, upon surrender of the underlying securities gained thereby, in the event that the Prospectus (as supplemented or amended) contains a misrepresentation, provided that both the conversion, exchange or exercise occurs, and the right of rescission is exercised, within 180 days of the date of the purchase of the Preference Shares or Debt Securities under the Prospectus (as supplemented or amended). This contractual right of rescission will be consistent with the statutory right of rescission described under section 130 of the Securities Act (Ontario), and is in addition to any other right or remedy available to original purchasers under section 130 of the Securities Act (Ontario) or otherwise at law.

        In an offering of Preference Shares or Debt Securities that are convertible, exchangeable or exercisable securities, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus is limited, in certain provincial securities legislation, to the price at which the Preference Shares or Debt Securities, as applicable, are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces, if the purchaser pays additional amounts upon conversion, exchange or exercise, as applicable, of the security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of this right of action for damages or consult with a legal adviser.

2

 CERTIFICATE OF THE COMPANY

Dated: August 28, 2014

        The short form base shelf prospectus dated June 26, 2013, as amended by Amendment No. 1 dated November 29, 2013 and this amendment, together with the documents incorporated in the prospectus by reference, will, as of the date of the last supplement to the prospectus relating to the securities offered by the prospectus, as amended by Amendment No. 1 dated November 29, 2013 and this amendment, and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by the prospectus, as amended by Amendment No. 1 dated November 29, 2013 and this amendment, and the supplement(s) as required by the securities legislation of all of the provinces of Canada.

(Signed) J. BRUCE FLATT Chief Executive Officer	(Signed) BRIAN D. LAWSON Chief Financial Officer
On behalf of the Board of Directors
(Signed) THE HONOURABLE FRANK J. MCKENNA Director	(Signed) GEORGE S. TAYLOR Director

C-1

 Amendment No. 3 dated April 15, 2015 to the Short Form Base Shelf Prospectus dated June 26, 2013, as amended by Amendment No. 1 dated November 29, 2013 and Amendment No. 2 dated August 28, 2014

        This amendment, together with the short form base shelf prospectus dated June 26, 2013, as amended by Amendment No. 1 dated November 29, 2013 and Amendment No. 2 dated August 28, 2014 constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

US$5,000,000,000
BROOKFIELD ASSET MANAGEMENT INC.

Debt Securities
Class A Preference Shares
Class A Limited Voting Shares

        The short form base shelf prospectus of Brookfield Asset Management Inc. dated June 26, 2013, as amended by Amendment No. 1 dated November 29, 2013 and Amendment No. 2 dated August 28, 2014 (the "Prospectus") is further amended by providing that the maximum aggregate offering amount of securities that may be offered and issued from time to time under the Prospectus is increased from US$3,000,000,000 to US$5,000,000,000 and, in particular, deleting the references to US$3,000,000,000 contained on the face page of the Prospectus and substituting therefor "US$5,000,000,000". The first paragraph of the text on the face page of the Prospectus, as so amended, reads as follows:

    "Brookfield Asset Management Inc. (the "Company") may from time to time offer and issue (i) unsecured debt securities ("Debt Securities"), (ii) Class A Preference Shares ("Preference Shares") and (iii) Class A Limited Voting Shares ("Class A Limited Voting Shares") under this short form base shelf prospectus ("Prospectus"). The Debt Securities, the Preference Shares and the Class A Limited Voting Shares (collectively, the "Securities") offered hereby may be offered separately or together, in one or more series in an aggregate principal amount of up to US$5,000,000,000 (or the equivalent in other currencies or currency units) or, if any Debt Securities are offered at an original issue discount, such greater amount as shall result in an aggregate offering price of US$5,000,000,000. Securities of any series may be offered in such amount and with such terms as may be determined in light of market conditions. The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in an accompanying prospectus supplement ("Prospectus Supplement") and may include, where applicable (i) in the case of Debt Securities, the specific designation, aggregate principal amount, denomination (which may be in United States dollars, in any other currency or in units based on or relating to foreign currencies), maturity, interest rate (which may be fixed or variable) and time of payment of interest, if any, any terms for redemption at the option of the Company or the holders, any terms for sinking fund payments, any listing on a securities exchange, the initial public offering price (or the manner of determination thereof if offered on a non-fixed price basis) and any other specific terms, (ii) in the case of the Preference Shares, the designation of the particular class, series, aggregate principal amount, the number of shares offered, the issue price, the dividend rate, the dividend payment dates, any terms for redemption at the option of the Company or the holder, any exchange or conversion terms and any other specific terms and (iii) in the case of Class A Limited Voting Shares, the number of shares offered, the issue price and any other specific terms. Each such Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of each such Prospectus Supplement and only for the purposes of the distribution of the Securities to which such Prospectus Supplement pertains."

        THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Prospectus in accordance with the disclosure requirements of its home country. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements included or incorporated herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and are subject to foreign auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies. The Company's financial statements are subject to Canadian auditing and auditor independence standards and the standards of the Public Company Accounting Oversight Board.

        Prospective investors should be aware that the acquisition of the Securities may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein or in a Prospectus Supplement. Prospective investors should consult their own tax advisors with respect to their particular circumstances.

        The enforcement by investors of civil liabilities under the federal securities laws may be affected adversely by the fact that the Company is incorporated or organized under the laws of the Province of Ontario, that some or all of its officers and directors may be residents of Canada, that some or all of the underwriters or experts named in the registration statement may be residents of Canada and that all or a substantial portion of the assets of the Company and said persons may be located outside the United States.

 STATUTORY AND CONTRACTUAL RIGHTS OF WITHDRAWAL AND RESCISSION

        Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

        Original Canadian purchasers of Preference Shares or Debt Securities that are convertible, exchangeable or exercisable securities will have a contractual right of rescission against the Company in respect of the conversion, exchange or exercise of such Preference Shares or Debt Securities. The contractual right of rescission will entitle such original purchasers to receive the amount paid upon conversion, exchange or exercise, upon surrender of the underlying securities gained thereby, in the event that the Prospectus (as supplemented or amended) contains a misrepresentation, provided that both the conversion, exchange or exercise occurs, and the right of rescission is exercised, within 180 days of the date of the purchase of the Preference Shares or Debt Securities under the Prospectus (as supplemented or amended). This contractual right of rescission will be consistent with the statutory right of rescission described under section 130 of the Securities Act (Ontario), and is in addition to any other right or remedy available to original purchasers under section 130 of the Securities Act (Ontario) or otherwise at law.

        In an offering of Preference Shares or Debt Securities that are convertible, exchangeable or exercisable securities, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus is limited, in certain provincial securities legislation, to the price at which the Preference Shares or Debt Securities, as applicable, are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces, if the purchaser pays additional amounts upon conversion, exchange or exercise, as applicable, of the security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of this right of action for damages or consult with a legal adviser.

2

 CERTIFICATE OF THE COMPANY

Dated: April 15, 2015

        The short form prospectus dated June 26, 2013, as amended by Amendment No. 1 dated November 29, 2013, Amendment No. 2 dated August 28, 2014 and this amendment, together with the documents incorporated in the prospectus by reference, will, as of the date of the last supplement to the prospectus relating to the securities offered by the prospectus, as amended by Amendment No. 1 dated November 29, 2013, Amendment No. 2 dated August 28, 2014 and this amendment, and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by the prospectus, as amended by Amendment No. 1 dated November 29, 2013, Amendment No. 2 dated August 28, 2014 and this amendment, and the supplement(s) as required by the securities legislation of all of the provinces of Canada.

(Signed) J. BRUCE FLATT Chief Executive Officer	(Signed) BRIAN D. LAWSON Chief Financial Officer
On behalf of the Board of Directors
(Signed) THE HONOURABLE FRANK J. MCKENNA Director	(Signed) JEFFREY M. BLIDNER Director

C-1

QuickLinks

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING SHORT FORM BASE SHELF PROSPECTUS
DOCUMENTS INCORPORATED BY REFERENCE
SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION
PRESENTATION OF FINANCIAL INFORMATION
THE COMPANY
RECENT DEVELOPMENTS
RISK FACTORS
USE OF PROCEEDS
CONSOLIDATED CAPITALIZATION
TRADING PRICE AND VOLUME OF THE SECURITIES OF THE COMPANY
DESCRIPTION OF THE CLASS A SHARES
CONCURRENT PRIVATE PLACEMENT
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS FOR U.S. HOLDERS
UNDERWRITING
PRIOR SALES
LEGAL MATTERS
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DOCUMENTS INCORPORATED BY REFERENCE
AVAILABLE INFORMATION
SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION
THE COMPANY
USE OF PROCEEDS
DESCRIPTION OF CAPITAL STRUCTURE
DESCRIPTION OF THE PREFERENCE SHARES
DESCRIPTION OF THE CLASS A LIMITED VOTING SHARES
DESCRIPTION OF DEBT SECURITIES
PLAN OF DISTRIBUTION
RISK FACTORS
EXEMPTIVE RELIEF
LEGAL MATTERS
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
STATUTORY AND CONTRACTUAL RIGHTS OF WITHDRAWAL AND RESCISSION
CERTIFICATE OF THE COMPANY
Amendment No. 1 dated November 29, 2013 to the Short Form Base Shelf Prospectus dated June 26, 2013
AGENT FOR SERVICE OF PROCESS
STATUTORY AND CONTRACTUAL RIGHTS OF WITHDRAWAL AND RESCISSION
CERTIFICATE OF THE COMPANY
Amendment No. 2 dated August 28, 2014 to the Short Form Base Shelf Prospectus dated June 26, 2013, as amended by Amendment No. 1 dated November 29, 2013
STATUTORY AND CONTRACTUAL RIGHTS OF WITHDRAWAL AND RESCISSION
CERTIFICATE OF THE COMPANY
Amendment No. 3 dated April 15, 2015 to the Short Form Base Shelf Prospectus dated June 26, 2013, as amended by Amendment No. 1 dated November 29, 2013 and Amendment No. 2 dated August 28, 2014
STATUTORY AND CONTRACTUAL RIGHTS OF WITHDRAWAL AND RESCISSION
CERTIFICATE OF THE COMPANY